 As confidentially submitted with the U.S. Securities and Exchange Commission on December 27, 2021.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ENERGIEINVESTING.COM INC.
(Name of registrant as specified in its charter)

FLORIDA	1381	85-0535158
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2210 Front Street, Unit 206 Melbourne, Florida 32901
(321)293-6003
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Easler Law PLLC 508 N Harbor City Blvd Melbourne, FL 32935 (321)206-3603 andrew@easlerlaw.com
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Security(1) ($)	Proposed Maximum Aggregate Offering Price(1) ($)	Amount of Registration Fee ($)
Selling Shareholders	492,000	$0.50	$246,000	$22.80

(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457 of the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be amended. The Registrant may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED ___________, 2021

PRELIMINARY PROSPECTUS

ENERGIEINVESTING.COM INC.

492,000 SHARES OF COMMON STOCK

OFFERING PRICE $0.50 PER SHARE

This prospectus relates to the offering (the Offering”) of 492,000 shares of our common stock by our Selling Shareholders at a fixed offering price of $0.50 per share until our shares are quoted on the Over-the-Counter Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. We will pay all expenses incurred in this Offering (other than transfer taxes), and the Selling Shareholders will receive all of the net proceeds from this Offering.

AN INVESTMENT IN OUR SECURITIES IS SPECULATIVE. INVESTORS SHOULD BE ABLE TO AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. YOU SHOULD CAREFULLY CONSIDER THE FACTORS DESCRIBED UNDER THE HEADING “RISK FACTORS” BEGINNING ON PAGE 12 BEFORE INVESTING IN OUR COMMON STOCK.

Prior to this Offering, there has been no public market for our common stock and we have not applied for the listing or quotation of our common stock on any public market. We have arbitrarily determined the offering price of $0.50 per share in relation to this Offering. The offering price bears no relationship to our assets, book value, earnings or any other customary investment criteria. After the effective date of the registration statement, we intend to seek a market maker to file an application with the Financial Industry Regulatory Authority (“FINRA”) to have our common stock quoted on the OTC Bulletin Board. We may never be approved for trading on any exchange. We currently have no market maker who is willing to list quotations for our stock. There is no assurance that an active trading market for our shares will develop or will be sustained if developed.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares.

The Company is an emerging growth company under the Jumpstart Our Business Startups Act.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is _______, 2021

TABLE OF CONTENTS

The following table of contents has been designed to help you find information contained in this prospectus. We encourage you to read the entire prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION	49

FINANCIAL STATEMENTS	F-1

PROSPECTUS SUMMARY

This Prospectus and any supplement to this Prospectus include “forward-looking statements”. To the extent that the information presented in this Prospectus discusses financial projections, information or expectations about our business plans, results of operations, products or markets, or otherwise makes statements about future events, such statements are forward-looking. Such forward-looking statements can be identified by the use of words such as “intends”, “anticipates”, “believes”, “estimates”, “projects”, “forecasts”, “expects”, “plans” and “proposes”. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. These include, among others, the cautionary statements in the “Risk Factors” section beginning on page 9 of this Prospectus and the “Management’s Discussion and Analysis of Financial Position and Results of Operations” section beginning on page 34 of this Prospectus.

This summary only highlights selected information contained in greater detail elsewhere in this Prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire Prospectus, including “Risk Factors” beginning on page 9, and the consolidated financial statements, before making an investment decision.

Corporate Background and Business Overview

ENERGIEINVESTING.COM INC. (“ENERGIEINVESTING.COM”, the “Company” “we” or “us”) is a development stage company. We were originally incorporated under the laws of the State of Florida on March 18, 2020 as NOWEA INC. On December 23, 2020, we filed a Certificate of Amendment whereby we changed our name to ENERGIEINVESTING.COM INC. We are in the business of oil and gas exploration in the United States with a secondary focus on acquiring alternative energy investments and rare earth exploration.

During the period from March 18, 2020 (inception) through December 31, 2020 the Company acquired oil and gas properties consisting of 17 unproven wells across 7 mineral leases all within the state of Kentucky. The Company’s working interest in the various lease ranges from 25% to 100%. The Company performs all maintenance, pumping and related activities on the wells. During the period from March 18, 2020 (inception) through December 31, 2020, the Company capitalized $20,000 of acquisition and development costs related to these leases, related to the asset retirement bond purchased in the State of Kentucky. All other costs related to acquisition and development of the properties were expensed as incurred.

Our fiscal year end is December 31.

Our business offices are currently located at 2210 Front Street, Unit 206, Melbourne, Florida 32935. Our telephone number is (321)293-6003.

We have three (3) executive officers, James Timothy White, our Chief Executive Officer, Joachim Haas, our President, and Achim Weber, our Chief Financial Officer. Our two (2) Directors are Joachim Haas and James Timothy White.

We are a development stage company that has generated limited revenues and has had limited operations to date. As at September 30, 2021, the Company had recorded limited revenues, has a working capital deficit of $49,537, and has an accumulated deficit of $265,577. Through November 30, 2021, we have issued an aggregate of 45,992,100 shares of our common stock since our inception. We issued 100 shares of our common stock to the founding shareholder for services in connection with the formation and organization of the Company and sold the same founding shareholder 44,000,000 shares of common stock for total cash proceeds of $440,000. We issued 1,500,000 shares to the same founding shareholder for total cash proceeds $75,000. We issued a total of 492,000 shares of our common stock to forty-six (46) separate foreign shareholders and one (1) domestic shareholder through November 30, 2021, pursuant to a private placement of our common stock exempt from registration under Regulation S of the Securities Act of 1933, for total proceeds of approximately $24,600. Except for acquisition of the seventeen (17) leases described above, since our inception we have not made any significant purchase or sale of assets, nor have we been involved in any mergers, acquisitions or consolidations.

Due to the uncertainty of our ability to meet our current operating and capital expenses, our independent auditors have included a going concern opinion in their report on our audited financial statements for the period year ended December 31, 2020. The notes to our financial statements contain additional disclosure describing the circumstances leading to the issuance of a going concern opinion by our auditors.

Implications of Being an Emerging Growth Company

As a company with less than $1 billion in revenue in our last fiscal year, we are defined as an “emerging growth company” under the Jumpstart Our Business Startups (“JOBS”) Act.  We will retain “emerging growth company” status until the earliest of:

●The last day of the fiscal year during which our annual revenues are equal to or exceed $1 billion;

●The last day of the fiscal year following the fifth anniversary of our first sale of common stock pursuant to a registration statement filed under the Securities Act of 1933, as amended, which we refer to in this document as the Securities Act;

●The date on which we have issued more than $1 billion in nonconvertible debt in a previous three-year period; or

●The date on which we qualify as a large accelerated filer under Rule 12b-2 adopted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (i.e., an issuer with a public float of $700 million that has been filing reports with the U.S. Securities and Exchange Commission (“SEC”) under the Exchange Act for at least 12 months).

As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to SEC reporting companies.  For so long as we remain an emerging growth company we will not be required to:

●have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Wall Street Reform and Consumer Protection Act of 2002;

●comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●submit certain executive compensation matters to stockholder non-binding advisory votes;

●submit for stockholder approval golden parachute payments not previously approved;

●disclose certain executive compensation related items, as we will be subject to the scaled disclosure requirements of a smaller reporting company with respect to executive compensation disclosure; and

●present more than two years of audited financial statements and two years of selected financial data in this registration statement and future filings, instead of the customary three years for audited financial statements and five years for selected financial data.

Pursuant to Section 107(b) of the JOBS Act, we have elected to not use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of The JOBS Act. This election is irrevocable.

Because the worldwide market value of our common stock held by non-affiliates, or public float, is below $75 million, we are also a “smaller reporting company” as defined under the Exchange Act.  Some of the foregoing reduced disclosure and other requirements are also available to us because we are a smaller reporting company and may continue to be available to us even after we are no longer an emerging growth company under the JOBS Act but remain a smaller reporting company under the Exchange Act.  As a smaller reporting company we are not required to:

●have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; and

●present more than two years of audited financial statements in our registration statements and annual reports on Form 10-K and present any selected financial data in such registration statements and annual reports.

Summary of the Offering

Shares of common stock being offered by the Registrant:	492,000 shares (the “Maximum Offering”) of the Selling Shareholder’s common stock.

Offering price:	$0.50 per share of common stock.

Number of shares outstanding before the Offering:	As of November 30, 2021, we had 45,992,100 shares of our common stock issued and outstanding, and no issued and outstanding convertible securities.

Number of shares outstanding after the Offering	45,992,100 if all of the shares being offered are sold.

Market for the common stock:

There is no public market for our common stock. After the effective date of the registration statement of which this prospectus is a part, we intend to seek a market maker to file an application on our behalf to have our common stock quoted on the Over-the-Counter Bulletin Board. We may never be approved for trading on any exchange. We currently have no market maker who is willing to list quotations for our stock. There is no assurance that a trading market for our stock will develop be sustained if developed.

Use of Proceeds:	No proceeds to the Company.

Risk Factors:	See the “Risk Factors” beginning on page 9 and the other information in this prospectus for a discussion of the factors you should consider before deciding to invest in shares of our common stock.

Dividend Policy:	We have not declared or paid any dividends on our common stock since our inception, and we do not anticipate paying any such dividends for the foreseeable future.

Summary Financial Data

The following summary financial information for the period from March 18, 2020 (date of inception) through December 31, 2020 and the nine months ended September 30, 2021, includes statement of expenses and balance sheet data from our financial statements. The information contained in this table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and the financial statements and accompanying notes included in this prospectus.

Our financial status creates substantial doubt whether we will continue as a going concern.

Statements of Operations

EnergieInvesting.com, Inc.
(formerly Nowea, Inc.)
STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended		Nine Months Ended	Period from March 18, 2020 (Inception) to
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Revenue	$ 1,736	$ 2,771	$ 6,196	$ 2,771

Expenses
Oil & Gas production costs	11,271	32,493	20,196	50,849
Selling, general and administrative expenses	47,800	5,930	159,841	11,706
Loss from operations	(57,335)	(35,652)	(173,841)	(59,784)

Interest expense	(313)	-	(313)	-

Net loss	$ (57,648)	$ (35,652)	$ (174,154)	$ (59,784)

The accompanying notes are an integral part of these unaudited financial statements.

Balance Sheet Data

EnergieInvesting.com, Inc.
(formerly Nowea, Inc.)
BALANCE SHEETS
(Unaudited)

	September 30, 2021	December 31, 2020

ASSETS

Cash	$ 47,121	47,176
Prepaid expenses	-	8,000

Other assets	20,000	20,000
Total assets	$ 67,121	$ 75,176

LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	$ 6,658	$ 5,559
Accounts payable - related party	40,000	$ -
Notes payable – related party	50,000	-
Total current liabilities	96,658	5,559
Total liabilities	96,658	5,559

COMMITMENTS AND CONTINGENCIES

Stockholders' equity/(deficit):
Common stock, $0.001 par value, 1,000,000,000 shares authorized, 45,500,100 and 44,000,100 shares issued and outstanding as of September 30, 2021 and December 31, 2020	45,500	44,000
Additional Paid in Capital	190,540	117,040
Accumulated deficit	(265,577)	(91,423)
Total stockholders’ equity	(29,537)	69,617

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 67,121	$ 75,176

The accompanying notes are an integral part of these unaudited financial statements.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and other information in this prospectus before deciding to invest in our Company. If any of the following risks actually occur, our business, financial condition, results of operations and prospects for growth could be seriously harmed. As a result, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Business

There is uncertainty regarding our ability to continue as a going concern, indicating the possibility that we may be required to curtail or discontinue our operations in the future. If we discontinue our operations, you may lose all of your investment.

We have an accumulated deficit of $265,577 as of September 30, 2021, and have completed only the preliminary stages of our business plan. We anticipate incurring additional losses before realizing any revenues and will depend on additional financing in order to meet our continuing obligations and ultimately, to attain profitability. The financial statements do not include any adjustments that might result from the uncertainty about our ability to continue our business. If we are unable to obtain additional financing from outside sources and eventually produce enough revenues, we may be forced to sell our assets, or curtail or discontinue our operations. If this happens, you could lose all or part of your investment.

We are in an early stage of development. If we are not able to develop our business as anticipated, we may not be able to generate revenues or achieve profitability and you may lose your investment.

We were incorporated on March 18, 2020. We are in an early stage of development and have earned limited revenues to date. Our business prospects are difficult to predict because of our limited operating history, early stage of development, and unproven business strategy. We expect to continue to incur operating losses for the foreseeable future, and such losses may be substantial. Given our history of operating losses, we cannot assure you that we will be able to achieve or maintain operating profitability on an annual or quarterly basis or at all. If we are unable to execute our business plan as anticipated, we may not be able to generate revenues or achieve profitability and you may lose your investment.

We expect to suffer losses in the immediate future that may cause us to curtail or discontinue our operations.

We expect to incur operating losses in future periods. These losses will occur because we do not yet have any revenues to offset the expenses associated with the development of our business operations, generally. We cannot guarantee that we will ever be successful in generating revenues in the future. We recognize that if we are unable to generate revenues, we will not be able to earn profits or continue operations. There is no history upon which to base any assumption as to the likelihood that we will prove successful, and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will almost certainly fail.

We have limited sales and marketing experience, which increases the risk that our business will fail.

Our officers, who will be responsible for marketing, have only nominal sales and marketing experience. There can be no assurance that our efforts will be successful. Further, if our initial efforts to create a market are not successful, there can be no assurance that we will be able to attract and retain qualified individuals with marketing and sales expertise to attract customer. Our future success will depend, among other factors, upon whether our products and services can be sold at a profitable price and the extent to which consumers acquire, adopt, and continue to use them.

We may not be able to execute our business plan or stay in business without additional funding.

Our ability to generate future operating revenues depends in part on whether we can obtain the financing necessary to implement our business plan. We will likely require additional financing through the issuance of debt and/or equity in order to establish profitable operations, and such financing may not be forthcoming. As widely reported, the global and domestic financial markets have been extremely volatile in recent months. If such conditions and constraints continue or if there is no investor appetite to finance our specific business, we may not be able to acquire additional financing through credit markets or equity markets. Even if additional financing is available, it may not be available on terms favorable to us. At this time, we have not identified or secured sources of additional financing. Our failure to secure additional financing when it becomes required will have an adverse effect on our ability to remain in business.

If our estimates related to future expenditures are erroneous or inaccurate, our business will fail and you could lose your entire investment.

Our success is dependent in part upon the accuracy of our management’s estimates of our future cost expenditures for legal and accounting services (including those we expect to incur as a publicly reporting company), for research and development, construction, marketing, and for administrative expenses over the next twelve (12) months. If such estimates are erroneous or inaccurate, or if we encounter unforeseen costs, we may not be able to carry out our business plan, which could result in the failure of our business and the loss of your entire investment.

Our auditor has raised substantial doubts about our ability to continue as a going concern and if we are unable to continue our business, our shares may have little or no value.

Our ability to become a profitable operating company is dependent upon our ability to generate revenues and/or obtain financing adequate to fulfill its research and market introduction activities, and achieving a level of revenues adequate to support our cost structure has raised substantial doubts about our ability to continue as a going concern. We plan to attempt to raise additional equity capital by selling shares, if necessary, through one or more private placement or public offerings. However, the doubts raised, relating to our ability to continue as a going concern, may make our shares an unattractive investment for potential investors. These factors, among others, may make it difficult to raise any additional capital.

We are a small company with limited resources relative to our competitors and we may not be able to compete effectively.

Our competitors have longer operating histories, greater resources and name recognition, and a larger base of customers than we have. As a result, these competitors will have greater credibility with our potential customers. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion, and sale of their services than we may be able to devote to our services. Therefore, we may not be able to compete effectively and our business may fail.

The loss of the services of any of our officers or our failure to timely identify and retain competent personnel could negatively impact our ability to develop our website and sell our services.

The development of our business will continue to place a significant strain on our limited personnel, management, and other resources. Our future success depends upon the continued services of our executive officers, James Timothy White, our Chief Executive Officer and Director, Joachim Haas, our President and Director, and Achim Weber, our Chief Financial Officer, who are developing our business, and on our ability to identify and retain competent consultants and employees with the skills required to execute our business objectives. The loss of the services of any of our officers or our failure to timely identify and retain competent personnel could negatively impact our ability to develop our website and sell our services, which could adversely affect our financial results and impair our growth.

Our Chief Executive Officer, President, and Chief Financial Officer have conflicts of interest in that they have other time commitments that will prevent them from devoting full-time to our operations, which may affect our operations.

Because our Chief Executive Officer, James Timothy White, our President, Joachim Haas, and our Chief Financial Officer, Achim Weber, only devote approximately fifty percent (50%) of their full working time to operation and management of us, the implementation of our business plans may be impeded. Mr. Haas, Mr. White, and Mr. Weber have limited time in which to devote to our operations, which may slow our operations and may reduce our financial results and as a result, we may not be able to continue with our operations. Additionally, if Mr. Haas, Mr. White, and

Mr. Weber became unable to handle their daily duties of the Chief Executive Officer, President, and Chief Financial Officer on their own, we may not be able to hire additional qualified personnel to replace them in a timely manner. If this event should occur, we may not be able to reach profitability, which might result in the loss of some or all of your investment in our common stock.

Some of our Officers reside outside the United States and initiating or maintaining a claim against them may be difficult and costly.

Our President and Director, Mr. Haas as well the CFO, Mr. Weber, reside and are located outside of the United States. As a result, it may be difficult and costly for investors to initiate or maintain a claim against these individuals or obtain jurisdiction over them in the United States.

Risks related to our US operations.

Part of our strategy involves drilling in existing or emerging shale plays using available drilling and completion techniques. The results of our planned exploratory and development drilling in these plays are subject to drilling and completion technique risks and drilling results may not meet our expectations for reserves or production. As a result, we may incur material write-downs and the value of our undeveloped acreage could decline if drilling results are unsuccessful. Our current working capital, together with cash generated from anticipated production, may not be sufficient to support all planned exploration and development opportunities, our debt service obligation and our other contractual obligations.

We may not be able to successfully drill wells that produce oil or natural gas in commercially viable quantities. We cannot assure you that each well we drill will produce commercial quantities of oil and natural gas. The total cost of drilling, completing and operating a well is uncertain before drilling commences. Overruns in budgeted expenditures are a common risk that can make a particular project uneconomical. The use of seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling each well whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in commercial quantities. Our use of seismic data is subject to interpretation and may not accurately identify the presence of natural gas and oil. Further, many factors may curtail, delay or cancel drilling, including the following:

● delays and restrictions imposed by or resulting from compliance with regulatory requirements;

● changes in laws and regulations applicable to oil and natural gas activities;

● hazards resulting from unusual or unexpected geological or environmental conditions;

● shortages of or delays in obtaining equipment and qualified personnel;

● equipment failures or accidents;

● adverse weather conditions;

● reductions in oil and natural gas prices;

● land title problems;

● lack of available gathering facilities or delays in construction of gathering facilities;

● unanticipated transportation costs and delays; and

● limitations in the market for oil and natural gas.

Any of these risks can cause substantial losses, and some may entail personal injury or loss of life, damage to or destruction of property, natural resources and equipment, pollution, environmental contamination or loss of wells and other regulatory penalties. The occurrence of any of these events could negatively affect our ability to successfully drill wells that produce oil or natural gas in commercially viable quantities.

We may not adhere to our proposed drilling schedule.

Our final determination of whether to drill any scheduled or budgeted wells will be dependent on a number of factors, including:

● the availability and costs of drilling and service equipment and crews;

● economic and industry conditions;

● prevailing and anticipated prices for oil and gas;

● the availability of sufficient capital resources;

● the results of our exploitation efforts; and

● our ability to obtain permits for drilling locations.

We have historically incurred losses and cannot assure investors as to future profitability.

The actual expected quantities and present value of our reserves may be lower than we have estimated. In addition, the present value of future net revenues from our reserves will not necessarily be the same as the current market value of our estimated oil and natural gas reserves. Properties that we have acquired and that we may acquire in the future may not produce oil or natural gas as projected, and we may be unable to successfully determine reserve potential, identify liabilities associated with the properties or obtain protection from sellers against them, which could cause us to incur losses

Our business involves numerous operating hazards and exposure to significant weather and climate risks. We have not insured and cannot fully insure against all risks related to our operations, which could result in substantial claims for which we are underinsured or uninsured.

We have not insured and cannot fully insure against all risks and have not attempted to insure fully against risks where the cost of available coverage is excessive relative to the perceived risks presented. In addition, certain pollution and environmental risks generally are not insurable. Our exploration, drilling and other activities are subject to risks such as:

● adverse weather conditions, natural disasters and other environmental disturbances;

● fires and explosions;

● environmental hazards, such as uncontrollable flows of natural gas, oil, brine, well fluids, toxic gas or other pollution into the environment, including groundwater and shoreline contamination;

● abnormally pressured formations;

● mechanical failures of drilling equipment;

● personal injuries and death, including insufficient worker compensation coverage for third-party contractors who provide drilling services; and

● acts of terrorism.

In particular, our operations in Kentucky and our possible future operations in Alabama are or will be conducted in areas subject to extreme weather conditions and often in difficult terrain. Primarily in the winter and spring, our operations are often curtailed because of cold, snow and wet conditions. Unusually severe weather could further curtail these operations, including drilling of new wells or production from existing wells, and depending on the severity of the weather, could have a material adverse effect on our business, financial condition and results of operations. In addition, weather conditions and other events could temporarily impair our ability to transport our oil and natural gas production.

We do not carry business interruption insurance coverage. Losses and liabilities arising from uninsured and underinsured events, which could arise from even one catastrophic accident, could reduce the funds available for our exploration, development and production activities and could materially and adversely affect our business, results of operations and financial condition.

Our interests are held in the form of leases that we may be unable to retain and the title to our properties may be defective.

Our properties are held under leases and working interests in leases. If we or the holder of a lease fails to meet the specific requirements of the lease regarding delay rental payments, continuous production or development, or similar terms, portions of the lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each lease will be met. The termination or expiration of our leases or the working interests relating to leases may reduce our opportunity to exploit a given prospect for oil and natural gas production and thus have a material adverse effect on our business, results of operation and financial condition.

It is our practice in acquiring interests in oil and natural gas leases not to undergo the expense of retaining lawyers to fully examine the title to the interest to be placed under lease or already placed under lease. Rather, we rely upon the judgment of oil and natural gas lease brokers or landmen who actually do the field work in examining records in the appropriate governmental office before attempting to place under lease a specific interest. We believe that this practice is widely followed in the oil and natural gas industry.

Prior to drilling a well for oil and natural gas, it is the normal practice in the oil and natural gas industry for the person or company acting as the operator of the well to hire a lawyer to examine the title to the unit within which the proposed oil and natural gas well is to be drilled. Frequently, as a result of such examination, curative work must be done to correct deficiencies in the marketability of the title. The work entails expense and might include obtaining an affidavit of heirship or causing an estate to be administered. The examination made by the title lawyers may reveal that the oil and natural gas lease or leases are worthless, having been purchased in error from a person who is not the owner of the mineral interest desired. In such instances, the amount paid for such oil and natural gas lease or leases may be lost.

Our significant inventory of undeveloped acreage and large percentage of undeveloped reserves may create additional economic risk.

Our success is largely dependent upon our ability to develop our significant inventory of future drilling locations, undeveloped acreage and undeveloped reserves. To date, the Company has not established any proven oil and gas reserves. To the extent our drilling results are not as successful as we anticipate, natural gas and oil prices decline, or sufficient funds are not available to drill these locations, we may not capture the expected or projected value of these properties. In addition, delays in the development of any reserves we do prove and establish, or increases in costs to drill and develop such reserves will reduce the value of any estimated undeveloped reserves and future net revenues estimated for such reserves and may result in some projects becoming uneconomic.

We may be subject to risks in connection with acquisitions, and the integration of significant acquisitions may be difficult.

We periodically evaluate potential acquisitions of reserves, properties, prospects and leaseholds and other strategic transactions that appear to fit within our overall business strategy. The successful acquisition of producing properties requires an assessment of several factors, including:

● recoverable reserves;

● future oil and natural gas prices and their appropriate differentials;

● development and operating costs

● potential environmental and other liabilities; and

● our ability to obtain external financing to fund the purchase price.

The accuracy of these assessments is inherently uncertain. In connection with these assessments, we perform a review of the subject properties that we believe to be generally consistent with industry practices. Our review will not reveal all existing or potential problems nor will it permit us to become sufficiently familiar with the properties to fully assess their deficiencies and potential recoverable reserves. Inspections may not always be performed on every well, and environmental problems are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of the problems. We often are not entitled to contractual indemnification for environmental liabilities and acquire properties on an “as is” basis, and, as is the case with certain liabilities associated with the properties acquired in our recent acquisitions, we are entitled to only limited indemnification for environmental liabilities.

Significant acquisitions and other strategic transactions may involve other risks, including:

● diversion of our management’s attention to evaluating, negotiating and integrating significant acquisitions and strategic transactions;

● challenge and cost of integrating acquired operations, information management and other technology systems and business cultures with those of ours while carrying on our ongoing business;

● challenge of attracting and retaining personnel associated with acquired operations; and

● failure to realize the full benefit that we expect in estimated proved reserves, production volume, cost savings from operating synergies or other benefits anticipated from an acquisition, or to realize these benefits within the expected time frame.

The process of integrating operations, including those acquired in our recent acquisitions, could cause an interruption of, or loss of momentum in, the activities of our business. Members of our senior management may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage our business. If our senior management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, our business could suffer.

We may have difficulty managing our growth and the related demands on our resources.

We are experiencing significant growth through the expansion of our drilling program, through recent acquisitions and our further businesses.

Our growth will place a significant strain on our financial, technical, operational and administrative resources. We may experience difficulties in finding and retaining additional qualified personnel. In an effort to meet the demands of our planned activities, we may be required to supplement our staff with contract and consulting personnel until we are able to hire new employees. In addition, our management may not be able to successfully or efficiently manage our growth. As a result, we may be unable to fully execute our growth plans, including acquiring or integrating new businesses, all of which could have a material adverse effect on our growth and results of operations.

We are subject to financing and interest rate exposure risks.

Our future success depends on our ability to access capital markets and obtain financing on reasonable terms. Our ability to access financial markets and obtain financing on commercially reasonable terms in the future is dependent on a number of factors, many of which we cannot control, including changes in:

● our credit rating;

● interest rates;

● the structured and commercial financial markets;

● market perceptions of us and the oil and natural gas exploration and production industry; and

● tax burdens due to new tax laws.

Any amounts due under our credit facility will bear interest at a variable rate. Any increases in our interest rates, or our inability to access the debt or equity markets on reasonable terms, could have an adverse impact on our financial condition, results of operations and growth prospects.

Oil and gas prices and markets are subject to volatility.

Oil and natural gas prices are volatile. A substantial or extended decline in oil prices, an expansion in the differential between market prices and the price we receive and, to a lesser extent, a decrease in natural gas prices, could adversely affect our financial position, financial results, cash flows, access to capital and ability to grow.

Historically, the markets for natural gas and oil have been volatile and they are likely to continue to be volatile. As with most other companies involved in resource exploration and development, we may be adversely affected by future increases in the costs of conducting exploration, development and resource extraction that may not be fully offset by increases in the price received on sales of oil or natural gas. Our focus on exploration activities therefore exposes us to greater risks than are generally encountered in later-stage oil and natural gas property development companies.

The economic success of any drilling project will depend on numerous factors, including:

● our ability to drill, complete and operate wells;

● our ability to estimate the volumes of recoverable reserves relating to individual projects;

● rates of future production;

● future commodity prices received; and

● investment and operating costs and possible environmental liabilities.

Wide fluctuations in natural gas and oil prices may result from relatively minor changes in the supply of and demand for natural gas and oil, market uncertainty and other factors that are beyond our control. Historically, the markets for oil and natural gas have been volatile. These markets will likely continue to be volatile in the future. The prices a producer may expect and its level of production depend on numerous factors beyond its control, such as:

● worldwide and domestic supplies of natural gas and oil;

● weather conditions;

● the level of consumer demand;

● the price and availability of alternative fuels;

● technological advances affecting energy consumption;

● the proximity and capacity of natural gas pipelines and other transportation facilities;

● the price and level of foreign imports;

● domestic and foreign governmental regulations and taxes;

● the nature and extent of regulation relating to carbon dioxide and other greenhouse gas emissions;

● the actions of the Organization of Petroleum Exporting Countries;

● political instability or armed conflict in oil-producing regions; and

● overall domestic and global economic conditions.

Volatile oil and natural gas prices make it difficult to estimate the value of producing properties in an acquisition and often cause disruption in the market for oil and natural gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects. Lower oil and natural gas prices may not only decrease revenues on a per unit basis, but also may reduce the amount of oil and natural gas that can be economically produced. Lower prices will also negatively affect the value of proved reserves.

Our revenues, operating results, profitability and future rate of growth depend primarily upon the prices we receive for oil and, to a lesser extent, natural gas that we sell. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. A reduction in oil and gas prices may result in a decrease in the borrowing base or maximum credit available to us under our credit facility. In addition, we may need to record asset carrying value write-downs if prices fall. Any substantial or extended decline in the prices of or demand for oil would have a material adverse effect on our financial condition and results of operations and could adversely affect our financial position, financial results, cash flows, access to capital and ability to grow.

Conducting operations in the oil and natural gas industry subjects us to complex laws and regulations that can have a material adverse effect on the cost, manner and feasibility of doing business.

Companies that explore for and develop, produce and sell oil and natural gas in the United States are subject to extensive federal, state, local and tribal laws and regulations, including complex tax and environmental laws and the corresponding regulations, and are required to obtain various permits and approvals from federal, state, local and tribal agencies and authorities. Our ability to obtain, sustain and renew these permits on acceptable terms and without unfavorable restrictions or conditions is subject to a change in regulations and policies and to the discretion of the applicable governmental agencies or authorities, among other factors. Our inability to obtain, or our loss of or denial of extensions of, any of these permits could limit our ability to conduct our operations as planned. In addition, we may be required to make large expenditures to comply with governmental regulations. Matters subject to regulation include:

● water discharge and disposal permits for drilling operations;

● drilling permits and bonds;

● method of drilling and casing wells;

● well stimulation processes;

● plugging and abandoning wells and reclamation and restoration of properties;

● reports concerning operations;

● air quality, noise levels and related permits;

● location and spacing of wells;

● rights-of-way and easements;

● unitization and pooling of properties;

● gathering, storage, transportation and marketing of oil and natural gas;

● habitat and endangered species protection;

● reclamation and remediation, and environmental protection;

● safety precautions;

● taxation; and

● waste transport and disposal permits and requirements.

Failure to comply with these laws may result in the suspension or termination of operations and subject us to liabilities and administrative, civil and criminal penalties. Compliance costs can be significant. Moreover, these laws could change in ways that substantially increase the costs of doing business. Any such liabilities, penalties, suspensions, terminations or regulatory changes could materially and adversely affect our business, financial condition and results of operations.

Developments in the global financial system may have impacts on our liquidity and financial condition that we currently cannot predict.

Global financial markets may have a material adverse impact on our business and our financial condition, and we may face challenges if conditions in the financial markets are inadequate to finance our activities at a reasonable cost of capital. There continues to be concerns over the worldwide economic outlook, geopolitical issues, the availability and costs of credit and the sovereign debt crisis have contributed to increased volatility in the global financial markets and commodity prices and diminished expectations for the global economy. We are unable to predict the duration or severity of the current economic situation or its impact on our business. As a result, our ability to access the capital markets or borrow money may be restricted or made more expensive at a time when we would like, or need, to raise capital, which could have an adverse impact on our flexibility to react to changing economic and business conditions and on our ability to fund our operations and capital expenditures in the future. The economic situation could have an impact on our lenders or customers, causing them to fail to meet their obligations to us, and on the liquidity of our operating partners, resulting in delays in operations or their failure to make required payments. Also, market conditions could have an impact on our natural gas and oil derivatives transactions if our counterparties are unable to perform their obligations or seek bankruptcy protection. Additionally, developments in the global financial system could lead to further reductions in the demand for natural gas and oil, or further reductions in the prices of natural gas and oil, or both, which could have a negative impact on our financial position, results of operations and cash flows. While the ultimate outcome and impact of the current financial situation cannot be predicted, it may have a material adverse effect on our future liquidity, results of operations and financial condition.

Our operations are subject to environmental, health and safety, and historic preservation laws and regulations that may expose us to significant costs and liabilities.

Our oil and natural gas exploration and production operations are subject to stringent and complex federal, state, local and tribal laws and regulations governing health and safety aspects of our operations, the discharge of materials into the environment or otherwise relating to environmental protection, and historic preservation. These laws and regulations include, but are not limited to, the Clean Water Act, as amended by the Oil Pollution Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Safe Drinking Water Act, the Endangered Species Act, the Migratory Bird Treaty Act, the Bald and Golden Eagle Protection Act, the National Environmental Policy Act, the Occupational Safety and Health Act, the National Historic Preservation Act, the Native American Graves Protection and Repatriation Act, Archaeological Resources Protection Act, and the Paleontological Resources Preservation Act, and their state counterparts and similar statutes, which provide for civil, criminal and administrative penalties and other sanctions for violation of their requirements.

These laws and regulations may impose numerous obligations on us and our operations including by requiring us to obtain permits before conducting drilling or underground injection activities; restricting the types, quantities and concentration of materials that we can release into the environment; limiting or prohibiting drilling activities on certain lands lying within wilderness, wetlands and other protected areas, on lands containing protected species, or on lands containing historic, cultural, archeological or paleontological sites; subjecting us to specific health and safety requirements addressing worker protection; imposing substantial liabilities on us for pollution resulting from our operations; and requiring us to organize and report information about the hazardous materials we use in our operations to employees, state and local government authorities and local citizens. Numerous governmental authorities, such as the U.S. Environmental Protection Agency, or the EPA, and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them, and their interpretation and enforcement of these laws, regulations and permits have tended to become more stringent over time. Failure to comply with these laws, regulations and permits may result in the assessment of administrative, civil or criminal penalties; the imposition of investigatory, remedial or monitoring obligations; and the issuance of injunctions limiting or prohibiting some or all of our operations.

There is inherent risk of incurring significant environmental costs and liabilities in the performance of our operations because of our handling of petroleum hydrocarbons and wastes; air emissions and wastewater discharges related to our operations; our ownership, lease or operation of real property, including acquired properties; and historical industry operations and waste disposal practices.

Under certain environmental laws and regulations, we could be subject to strict, joint and several liability for the removal or remediation of contamination at properties we currently own, lease or operate or have owned, leased or operated in the past. These laws often impose liability even if the owner, lessee or operator was not responsible for the contamination, or the contamination resulted from actions taken in compliance with all applicable laws in effect at the time. Private parties, including the owners of properties upon which our wells are drilled and facilities where our petroleum hydrocarbons or wastes are taken for reclamation or disposal, may bring claims against us for property damage or personal injury, including as a result of exposure to hazardous materials, or to enforce compliance with, or seek damages under, applicable environmental laws and regulations. In addition, the risk of accidental spills or releases could expose us to significant liabilities that could have a material adverse effect on our financial condition or results of operations.

Changes in environmental laws and regulations occur frequently, and such changes could require us to make significant expenditures to attain and maintain compliance and may otherwise have a material adverse effect on our own results of operations, competitive position or financial condition. We may not be able to recover some or any of these costs from insurance.

Changes in tax laws may impair our results of operations.

The administration’s proposed budget includes numerous proposed tax changes. Among the changes contained in the budget proposal is the elimination of certain key U.S. federal income tax preferences currently available to oil and gas exploration and production companies. These changes include, but are not limited to

(i) the repeal of the percentage depletion allowance for oil and gas properties,

(ii) the elimination of current deductions for intangible drilling and development costs,

(iii) the elimination of the deduction for certain U.S. production activities,

(iv) the repeal of the exception to the passive loss exception limitation to the limitation for working interests in oil and gas properties, and

(v) an extension increase of the amortization period for certain geological and geophysical expenditures, and

(vi) the establishment of certain new fees.

The Close Big Oil Tax Loopholes Act, which was introduced in the U.S. Senate in May 2011, and reintroduced in 2017 includes many of the same proposals but is limited to taxpayers with annual gross revenues in excess of $100 million (2011 draft) or in excess of $1 billion (2017 draft). It is not possible at this time to predict how legislation or new regulations that may be adopted to address these proposals would impact our business, but any such future laws and regulations could adversely affect the amount of our taxable income or loss.

Possible regulation related to global warming and climate change could have an adverse effect on our operations and demand for oil and gas.

Studies over recent years have indicated that emissions of certain gases may be contributing to warming of the Earth’s atmosphere. In response to these studies, governments have begun adopting domestic and international climate change regulations that require reporting and reductions of the emission of greenhouse gases. Methane, a primary component of natural gas, and carbon dioxide, a by-product of the burning of oil, natural gas and refined petroleum products, are considered greenhouse gases. In the United States, at the state level, many states, either individually or through multi-state regional initiatives, have begun implementing legal measures to reduce emissions of greenhouse gases, primarily through the planned development of emission inventories or regional greenhouse gas cap and trade programs or have begun considering adopting greenhouse gas regulatory programs. At the federal level, Congress has considered legislation that could establish a cap and trade system for restricting greenhouse gas emissions in the United States. The ultimate outcome of this federal legislative initiative remains uncertain.

In addition to pending climate legislation, the EPA has issued greenhouse gas monitoring and reporting regulations. Beyond measuring and reporting, the EPA issued an “Endangerment Finding” under section 202(a) of the Clean Air Act, concluding greenhouse gas pollution threatens the public health and welfare of current and future generations. The finding served as a first step to issuing regulations that require permits for and reductions in greenhouse gas emissions for certain facilities. Moreover, the EPA has begun regulating greenhouse gas emission from certain facilities pursuant to the Prevention of Significant Deterioration and Title V provisions of the Clean Air Act. In the courts, several decisions have been issued that may increase the risk of claims being filed by government entities and private parties against companies that have significant greenhouse gas emissions. Such cases may seek to challenge air emissions permits that greenhouse gas emitters apply for and seek to force emitters to reduce their emissions or seek damages for alleged climate change impacts to the environment, people, and property. Any existing or future laws or regulations that restrict or reduce emissions of greenhouse gases could require us to incur increased operating and compliance costs. In addition, such laws and regulations may adversely affect demand for the fossil fuels we produce, including by increasing the cost of combusting fossil fuels and by creating incentives for the use of alternative fuels and energy.

The oil and natural gas industry is subject to significant competition, which may adversely affect our ability to compete.

Our operations and properties are subject to extensive and changing federal, state, tribal and local laws and regulations relating to protection of the environment, wildlife protection, historic preservation and health and safety. The recent trend in environmental legislation and regulation is generally toward stricter standards, and we expect that this trend will continue.

Among other things, these laws and regulations:

● require the acquisition of permits or other authorizations before construction, drilling and certain other activities;

● require environmental reviews and assessments of proposed actions prior to the issuance of permits or the granting of governmental approvals;

● limit or prohibit construction, drilling and other activities on specified lands within wilderness and other protected areas; and

● impose substantial liabilities for pollution resulting from our operations.

The various environmental permits required for our operations may be subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce their regulations, and violations are subject to fines or injunctions, or both. We believe that we are in substantial compliance with current applicable environmental laws and regulations, and have no material commitments for capital expenditures to comply with existing environmental requirements. Nevertheless, changes in existing environmental laws and regulations or interpretations thereof could have a significant impact on us, as well as the oil and natural gas industry in general. The following is a summary of the more significant existing environmental, health and safety laws and regulations to which our business operations are subject and for which compliance may have a material adverse impact on our capital expenditures, results of operations or financial position.

The Comprehensive Environmental, Response, Compensation, and Liability Act, or CERCLA, and comparable state statutes impose strict, joint and several liability on owners and operators of sites and on persons who disposed of or arranged for the disposal of “hazardous substances” found at such sites. It is not uncommon for the government to file claims requiring cleanup actions, demands for reimbursement for government-incurred cleanup costs, or natural resource damages, or for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment.

The Federal Resource Conservation and Recovery Act, or RCRA, and comparable state statutes govern the disposal of “solid waste” and “hazardous waste” and authorize the imposition of substantial fines and penalties for non-compliance, as well as requirements for corrective act ions. Although CERCLA currently excludes petroleum from its definition of “hazardous substance,” state laws affecting our operations may impose clean-up liability relating to petroleum and petroleum-related products. In addition, although RCRA classifies certain oil field wastes as “non-hazardous,” such exploration and production wastes could be reclassified as hazardous wastes thereby making such wastes subject to more stringent handling and disposal requirements. CERCLA, RCRA and comparable state statutes can impose liability for clean-up of sites and disposal of substances found on drilling and production sites long after operations on such sites have been completed.

Other statutes relating to the storage and handling of pollutants include the Oil Pollution Act of 1990, or OPA, which requires certain owners and operators of facilities that store or otherwise handle oil to prepare and implement spill response plans relating to the potential discharge of oil into surface waters. The OPA, contains numerous requirements relating to prevention of, reporting of, and response to oil spills into waters of the United States. State laws mandate oil cleanup programs with respect to contaminated soil. A failure to comply with OPA’s requirements or inadequate cooperation during a spill response action may subject a responsible party to civil or criminal enforcement actions.

The Endangered Species Act, or ESA, seeks to ensure that activities do not jeopardize endangered or threatened animal, fish and plant species, or destroy or modify the critical habitat of such species. Under the ESA, exploration and production operations, as well as actions by federal agencies, may not significantly impair or jeopardize the species or its habitat. The ESA has been used to prevent or delay drilling activities and provides for criminal penalties for willful violations of its provisions.

Other statutes that provide protection to animal and plant species and that may apply to our operations include, without limitation, the Fish and Wildlife Coordination Act, the Fishery Conservation and Management Act, the Migratory Bird Treaty Act, and the Bald and Golden Eagle Protection Act. Although we believe that our operations are in substantial compliance with these statutes, any change in these statutes or any reclassification of a species as threatened or endangered or re-determination of the extent of “critical habit” could subject us to significant expenses to modify our operations or could force us to discontinue some operations altogether.

The National Environmental Policy Act, or NEPA, requires a thorough review of the environmental impacts of “major federal actions” and a determination of whether proposed actions on federal and certain Indian lands would result in “significant impact” on the environment. For purposes of NEPA, “major federal action” can be something as basic as issuance of a required permit. For oil and gas operations on federal and certain Indian lands or requiring federal permits, NEPA review can increase the time for obtaining approval and impose additional regulatory burdens on the natural gas and oil industry, thereby increasing our costs of doing business and our profitability.

The Clean Water Act, or CWA, and comparable state statutes, impose restrictions and controls on the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the Environmental Protection Agency (EPA) or an analogous state agency. The CWA regulates storm water run-off from oil and natural gas facilities and requires a storm water discharge permit for certain activities. Such a permit requires the regulated facility to monitor and sample storm water run-off from its operations.

The CWA and regulations implemented thereunder also prohibit discharges of dredged and fill material in wetlands and other waters of the United States unless authorized by an appropriately issued permit. The CWA and comparable state statutes provide for civil, criminal and administrative penalties for unauthorized discharges for oil and other pollutants and impose liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release.

The Safe Drinking Water Act, or SDWA, and the Underground Injection Control (UIC) program promulgated thereunder, regulate the drilling and operation of subsurface injection wells. EPA directly administers the UIC program in some states and in others the responsibility for the program has been delegated to the state. The program requires that a permit be obtained before drilling a disposal well. Violation of these regulations and/or contamination of groundwater by oil and natural gas drilling, production, and related operations may result in fines, penalties, and remediation costs, among other sanctions and liabilities under the SWDA and state laws. In addition, third party claims may be filed by landowners and other parties claiming damages for alternative water supplies, property damages, and bodily injury.

Our operations employ hydraulic fracturing techniques to stimulate natural gas production from unconventional geological formations, which entails the injection of pressurized fracturing fluids into a well bore. The federal Energy Policy Act of 2005 amended the SDWA to exclude hydraulic fracturing from the definition of “underground injection” under certain circumstances. However, the repeal of this exclusion has been advocated by certain advocacy organizations and others in the public. Legislation to amend the SDWA to repeal this exemption and require federal permitting and regulatory control of hydraulic fracturing, as well as legislative proposals to require disclosure of the chemical constituents of the fluids used in the fracturing process, has been introduced in the current session of Congress.

The U.S. Department of the Interior has announced that it will consider regulations relating to the use of hydraulic fracturing techniques on public lands and disclosure of fracturing fluid constituents. In addition, some states and localities have adopted, and others are considering adopting, regulations or ordinances that could restrict hydraulic fracturing in certain circumstances, or that would impose higher taxes, fees or royalties on natural gas production. If new federal or state laws or regulations that significantly restrict hydraulic fracturing are adopted, such legal requirements could result in delays, eliminate certain drilling and injection activities, make it more difficult or costly for us to perform fracturing and increase our costs of compliance and doing business. It is also possible that our drilling and injection operations could adversely affect the environment, which could result in a requirement to perform investigations or clean-ups or in the incurrence of other unexpected material costs or liabilities.

The Clean Air Act, as amended, restricts the emission of air pollutants from many sources, including oil and gas operations. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to incur capital costs in order to remain in compliance. In addition, more stringent regulations governing emissions of air pollutants, including greenhouse gases such as methane (a component of natural gas) and carbon dioxide are being developed by the federal government, and may increase the costs of compliance for some facilities or the cost of transportation or processing of produced oil and natural gas which may affect our operating costs. Legislation targeting air emissions from hydraulic fracturing activities has been introduced in the current session of Congress and if passed may increase our costs of compliance and doing business. In addition, the EPA has promulgated more stringent regulations governing emissions of toxic air pollutants from sources in the oil and gas industry, and these regulations may increase the costs of compliance for some facilities.

Significant studies and research have been devoted to climate change and global warming, and climate change has developed into a major political issue in the United States and globally. Certain research suggests that greenhouse gas emissions contribute to climate change and pose a threat to the environment. Recent scientific research and political debate has focused in part on carbon dioxide and methane incidental to oil and natural gas exploration and production.

Many state governments have enacted legislation directed at controlling greenhouse gas emissions, and future state and federal legislation and regulation could impose additional restrictions or requirements in connection with our operations and favor use of alternative energy sources, which could increase operating costs and demand for oil products. As such, our business could be materially adversely affected by domestic and international legislation targeted at controlling climate change.

We are subject to a number of federal and state laws and regulations, including the federal Occupational Safety and Health Act, as amended (OSHA), and comparable state laws, whose purpose is to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require that information be maintained concerning hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and citizens.

We are subject to federal and state laws and regulations relating to preservation and protection of historical and cultural resources. Such laws include the National Historic Preservation Act, the Native American Graves Protection and Repatriation Act, Archaeological Resources Protection Act, and the Paleontological Resources Preservation Act, and their state counterparts and similar statutes, which require certain assessments and mitigation activities if historical or cultural resources are impacted by our activities and provide for civil, criminal and administrative penalties and other sanctions for violation of their requirements.

We do not believe that our environmental, health and safety risks are materially different from those of comparable companies in the United States in the oil and natural gas industry. Nevertheless, there can be no assurance that such environmental, health and safety laws and regulations will not result in a curtailment of production or material increase in the cost of production, development or exploration or otherwise adversely affect our capital expenditures, financial condition and results of operations.

We have acquired, and may in the future acquire, interests in properties that have been operated in the past by others and may be liable for environmental damage, including historical contamination, caused by such former operators. Additional liabilities could also arise from continuing violations or contamination not discovered during our assessment of the acquired properties. We have not incurred, and do not currently anticipate incurring, any material capital expenditures for environmental control facilities.

Risks Relating to Our Common Stock

There is no active trading market for our common stock and if a market for our common stock does not develop, our investors will be unable to sell their shares.

There has been no public market for our securities and there can be no assurance that an active trading market for the securities offered herein will develop or be sustained after this Offering. After the effective date of the registration statement of which this prospectus is a part, we intend to identify a market maker to file an application with the Financial Industry Regulatory Authority (“FINRA”) to have our common stock quoted on the Over-the-Counter Bulletin Board. We must satisfy certain criteria in order for our application to be accepted. We may never be approved for trading on any exchange. We do not currently have a market maker willing to participate in this application process, and even if we identify a market maker, there can be no assurance as to whether we will meet the requisite criteria or that our application will be accepted. Our common stock may never be quoted on the Over-the-Counter Bulletin Board or a public market for our common stock may not materialize if it becomes quoted.

If our securities are not eligible for initial or continued quotation on the Over-the-Counter Bulletin Board or if a public trading market does not develop, purchasers of the common stock in this Offering may have difficulty selling or be unable to sell their securities should they desire to do so, rendering their shares effectively worthless and resulting in a complete loss of their investment.

If we do not file a Registration Statement on Form 8-A to become a mandatory reporting company under Section 12(g) of the Securities Exchange Act of 1934, we will continue as a reporting company and will not be subject to the proxy statement requirements, and our officers, directors and 10% stockholders will not be required to submit reports to the SEC on their stock ownership and stock trading activity, all of which could reduce the value of your investment and the amount of publicly available information about us.

As a result of this Offering as required under Section 15(d) of the Securities Exchange Act of 1934, we will file periodic reports with the Securities and Exchange Commission once this registration statement is declared effective. Once this registration statement is declared effective, we intend voluntarily to file a registration statement on Form 8-A which will subject us to all of the reporting requirements of the 1934 Act. This will require us to file quarterly and annual reports with the SEC and will also subject us to the proxy rules of the SEC. In addition, our officers, directors and 10% stockholders will be required to submit reports to the SEC on their stock ownership and stock trading activity. We are not required under Section 12(g) or otherwise to become a mandatory 1934 Act filer unless we have more than 500 shareholders and total assets of more than $10 million on November 30, 2021. If we do not file a registration statement on Form 8-A, we will continue as a reporting company and will not be subject to the proxy statement requirements of the 1934 Act, and our officers, directors and 10% stockholders will not be required to submit reports to the SEC on their stock ownership and stock trading activity.

Because we will be subject to “penny stock” rules if our shares are quoted on the Over-the-Counter Bulletin Board, the level of trading activity in our stock may be reduced. Further, the status of our stock as a penny stock is not tied to being quoted on the OTCBB.

Broker-dealer practices in connection with transactions in “penny stocks” are regulated by penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on some national securities exchanges). Our stock is a penny stock and its status as a penny stock is not tied to being quoted on the OTCBB. The penny stock rules require a broker-dealer to deliver to its customers a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market prior to carrying out a transaction in a penny stock not otherwise exempt from the rules,. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, broker-dealers who sell these securities to persons other than established customers and “accredited investors” must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security subject to the penny stock rules. If a trading market does develop for our common stock, these regulations will likely be applicable, and investors in our common stock may find it difficult to sell their shares.

Financial Industry Regulatory Authority (FINRA) sales practice requirements may also limit your ability to buy and sell our stock, which could depress our share price.

FINRA rules require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares, depressing our share price.

State securities laws may limit secondary trading, which may restrict the states in which you can sell the shares offered by this prospectus.

If you purchase shares of our common stock sold pursuant to this Offering, you may not be able to resell the shares in a certain state unless and until the shares of our common stock are qualified for secondary trading under the applicable securities laws of such state or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in such state. There can be no assurance that we will be successful in registering or qualifying our common stock for secondary trading, or identifying an available exemption for secondary trading in our common stock in every state. If we fail to register or qualify, or to obtain or verify an exemption for the secondary trading of, our common stock in any particular state, the shares of common stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in our common stock, the market for the common stock will be limited which could drive down the market price of our common stock and reduce the liquidity of the shares of our common stock and a stockholder’s ability to resell shares of our common stock at all or at current market prices, which could increase a stockholder’s risk of losing some or all of his investment.

Our Company has a concentration of stock ownership and control, which may have the effect of delaying, preventing, or deterring a change of control.

Our common stock ownership is highly concentrated. Through ownership of shares of our common stock, one shareholder, Nowea Energy Inc. beneficially owns approximately 99% of our total outstanding shares of common stock. As a result of the concentrated ownership of the stock, Nowea Energy Inc., which owns 45,500,100 shares of our common stock, acting alone, will be able to control all matters requiring stockholder approval, including the election of directors and approval of mergers and other significant corporate transactions. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our Company. It could also deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and it may affect the market price of our common stock. Moreover, such concentration of our common stock in Ms. Cheung could create potential or actual conflicts of interests detrimental to our stockholders and have a negative impact on our ability to maintain effective internal controls.

If quoted, the price of our common stock may be volatile, which may substantially increase the risk that you may not be able to sell your shares at or above the price that you may pay for the shares.

Even if our shares are quoted for trading on the Over-the-Counter Bulletin Board following this Offering and a public market develops for our common stock, the market price of our common stock may be volatile. It may fluctuate significantly in response to the following factors:

●  variations in quarterly operating results;

●  our announcements of significant contracts and achievement of milestones;

●  our relationships with other companies or capital commitments;

●  additions or departures of key personnel;

●  sales of common stock or termination of stock transfer restrictions;

●  changes in financial estimates by securities analysts, if any; and

●  fluctuations in stock market price and volume.

Your inability to sell your shares during a decline in the price of our stock may increase losses that you may suffer as a result of your investment.

The stock market has experienced extreme price and volume fluctuations and if we face a class action suit due to the volatility of the price of our common stock, regardless of the outcome, such litigation may have an adverse impact on our financial condition and business operations.

The market price of the securities offered herein, if any, may decline below the initial public offering price. The stock market has experienced extreme price and volume fluctuations. In the past, securities class action litigation has often been instituted against various companies following periods of volatility in the market price of their securities. If instituted against us, regardless of the outcome, such litigation would result in substantial costs and a diversion of management’s attention and resources, which would increase our operating expenses and affect our financial condition and business operations.

Because we do not intend to pay any dividends on our common stock; holders of our common stock must rely on stock appreciation for any return on their investment.

We have not declared or paid any dividends on our common stock since our inception, and we do not anticipate paying any such dividends for the foreseeable future. Accordingly, holders of our common stock will have to rely on capital appreciation, if any, to earn a return on their investment in our common stock.

Any future additional issuances of our common stock may result in immediate dilution to existing shareholders.

We are authorized to issue up to 1,000,000,000 shares of common stock, of which 45,992,100 shares are issued and outstanding as of the date of this prospectus. Our Board of Directors has the authority, without the consent of any of our stockholders, to cause us to issue additional shares of common stock, and to determine the rights, preferences and privileges attached to such shares. The sale of our common stock pursuant to this prospectus, and any future additional issuances of our common stock will result in immediate dilution to our existing shareholders’ interests, which may have a dilutive impact on our existing shareholders, and could negatively affect the value of your shares.

We have not voluntarily implemented various corporate governance measures, in the absence of which, shareholders may have more limited protections against interested director transactions, conflicts of interest and similar matters.

Recent federal legislation, including the Sarbanes-Oxley Act of 2002, has resulted in the adoption of various corporate governance measures designed to promote the integrity of the corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements; others have been adopted by companies in response to the requirements of national securities exchanges, such as the NYSE or the NASDAQ Stock Market, on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges and NASDAQ, are those that address the board of Directors independence, audit committee oversight, and the adoption of a code of ethics. While our Board of Directors has adopted a Code of Ethics and Business Conduct, we have not yet adopted any of these corporate governance measures, and since our securities are not listed on a national securities exchange or NASDAQ, we are not required to do so. It is possible that if we were to adopt some or all of these corporate governance measures, shareholders would benefit from somewhat greater assurances that internal corporate decisions were being made by disinterested directors and that policies had been implemented to define responsible conduct. For example, in the absence of audit, nominating and compensation committees comprised of at least a majority of independent directors, decisions concerning matters such as compensation packages to our senior officers and recommendations for director nominees, may be made by a majority of directors who have an interest in the outcome of the matters being decided. Prospective investors should bear in mind our current lack of corporate governance measures in formulating their investment decisions.

The outbreak of COVID-19, or a similar pandemic, epidemic or outbreak of an infectious disease in the United States or elsewhere, could have a material adverse impact on our business, financial condition and results of operations, including the use and sufficiency of our existing cash.

The outbreak of COVID-19 evolved into a global pandemic. The extent to which COVID-19 impacts our business and operating results will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning COVID-19, including the delta variant, and the actions to contain the virus or treat its impact, among others. Many countries around the world have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus.

The spread of an infectious disease, including COVID-19, may also result in the inability of our suppliers to deliver supplies to us on a timely basis. We currently utilize third parties to, among other things, supply parts for and maintain our oil and gas equipment, and, in the future, intend to utilize third parties to drill additional wells. If either we or any third-party parties in the supply chain for materials used in our operations are adversely impacted by restrictions resulting from the COVID-19 pandemic, our supply chain may be disrupted, limiting our ability to pump oil and drill new wells.

It is unknown how long these disruptions could continue, were they to occur. Any elongation or de-prioritization of our oil and gas operations resulting from such disruptions could materially affect our current and future operations. Any delays to our current and planned timelines could also impact the use and sufficiency of our existing cash reserves, and we may be required to raise additional capital earlier than we had previously planned. We may be unable to raise additional capital if and when needed, which may result in further delays or suspension of our development plans. If we are able to raise additional capital, challenging and uncertain economic conditions can make capital raising costly and dilutive.

The spread of COVID-19, which has caused a broad impact globally, including restrictions on travel and quarantine policies put into place by businesses and governments, may have a material economic effect on our business. While the potential economic impact brought by and the duration of the pandemic may be difficult to assess or predict, it has already caused, and is likely to result in further, significant disruption of global financial markets. In addition, a recession, depression or other sustained adverse market event resulting from the global effort to control COVID-19 infections could materially and adversely affect our business and the value of our common stock.

The COVID-19 pandemic and mitigation measures also have had, and may continue to have, an adverse impact on global economic conditions which could have an adverse effect on our business and financial condition, including impairing our ability to raise capital when needed. The extent to which the COVID-19 pandemic impacts our business and operations will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the virus and the actions to contain its impact.

Such events may result in a period of business disruption, and in reduced operations, any of which could materially affect our business, financial condition and results of operations. We do not yet know the full extent of potential delays or impacts on our business, our oil and gas operations or the global economy as a whole. However, these effects could have a material impact on our operations, and we will continue to monitor the situation closely.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements and information relating to our business that are based on our beliefs, on assumptions made by us, or upon information currently available to us. These statements reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties. Forward-looking statements are often identified by words like: “believe,” “expect,” “estimate,” “anticipate,” “intend,” “project” and similar expressions or words which, by their nature, refer to future events. In some cases, you can also identify forward-looking statements by terminology such as “may,” “will,” “should,” “plans,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled Risk Factors beginning on page 9, that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In addition, you are directed to factors discussed in the Management’s Discussion and Analysis of Financial Condition and Results of Operation section beginning on page 34 and the section entitled “Description of Our Business” beginning on page 15, and as well as those discussed elsewhere in this prospectus. Other factors include, among others: general economic and business conditions; industry capacity; industry trends; competition; changes in business strategy or development plans; project performance; availability, terms, and deployment of capital; and availability of qualified personnel.

These forward-looking statements speak only as of the date of this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, or achievements. Except as required by applicable law, including the securities laws of the United States, we expressly disclaim any obligation or undertaking to disseminate any update or revisions of any of the forward-looking statements to reflect any change in our expectations with regard thereto or to conform these statements to actual results.

USE OF PROCEEDS

The Company will receive no proceeds from this offering by the selling shareholders.

DILUTION

As this is a selling shareholders offering there is no dilution in the price of the stock as a result of this registration.

DETERMINATION OF THE OFFERING PRICE

There is no established public market for our shares of common stock. The offering price of $0.50 per share was determined by us arbitrarily. We believe that this price reflects the appropriate price that a potential investor would be willing to invest in our Company at this initial stage of our development. This price bears no relationship whatsoever to our business plan, the price paid for our shares by our founders, our assets, earnings, book value or any other criteria of value. The offering price should not be regarded as an indicator of the future market price of the securities, which is likely to fluctuate.

See “Plan of Distribution” for additional information.

DIVIDEND POLICY

We have not paid any dividends since our incorporation and do not anticipate the payment of dividends in the foreseeable future. At present, our policy is to retain any earnings to develop and market our services. The payment of dividends in the future will depend upon, among other factors, our earnings, capital requirements, and operating financial conditions.

MARKET FOR OUR COMMON STOCK

Market Information

There is no established public market for our common stock.

After the effective date of the registration statement of which this prospectus is a part, we intend to seek a market maker to file an application with the Financial Industry Regulatory Authority, Inc., or FINRA, to have our common stock quoted on the Over-the-Counter Bulletin Board. We will have to satisfy certain criteria in order for our application to be accepted. We do not currently have a market maker who is willing to participate in this application process, and even if we identify a market maker, there can be no assurance as to whether we will meet the requisite criteria or that our application will be accepted. Our common stock may never be quoted on the Over-the-Counter Bulletin Board, or, even if quoted, a public market may not materialize. There can be no assurance that an active trading market for our shares will develop, or, if developed, that it will be sustained.

We have issued 45,992,100 shares of our common stock since our inception on March 18, 2020. There are no outstanding options, warrants, or other securities that are convertible into shares of common stock.

Holders

There were 48 holders of record of our common stock as of November 30, 2021.

Securities Authorized for Issuance under Equity Compensation Plans

We do not have any compensation plan under which equity securities are authorized for issuance.

DESCRIPTION OF OUR BUSINESS

Overview

Company Summary

ENERGIEINVESTING.COM INC. (“ENERGIEINVESTING.COM”, the “Company” “we” or “us”) is a development stage company. We were incorporated under the laws of the state of Florida on March 18, 2020. We are in the business of oil and gas exploration and operation.

During the period from March 18, 2020 (inception) through December 31, 2020 the Company acquired oil and gas properties consisting of 17 wells across 7 leases all within the state of Kentucky. The Company’s working interest in the various lease ranges from 25% to 100%. The Company performs all maintenance, pumping and related activities on the wells.

During the period from March 18, 2020 (inception) through December 31, 2020, the Company capitalized $20,000 of acquisition and development costs related to these leases, related to the asset retirement bond purchased in the State of Kentucky .

There is little oil production from the 17 wells located at our leases. The wells currently show a production of approximately 60 to 120 BBLS of oil per month per well.

We currently hold ownership in the following seventeen (17) wells:

● Madison #1 and #2 wells

7.0% Overriding Royalty Interest

75.0% Working Interest

76.75% Net Revenue Interest

● Kovausey #2, #5, and #11 wells

0.0% Overriding Royalty Interest

100.0% Working Interest

75.0% Net Revenue Interest

● Ennis #2, #4, #5, and #11 wells*

Ownership interests are subject to ongoing litigation initiated by the Company, but such interests are subject to court determination current estimated interests include:

20% Overriding Royalty Interest

75% Working Interest

80% Net Revenue Interest

*Additional interests ostensibly acquired during the pendency of ongoing litigation include:

Ennis #2, #4, #5, and #7 wells

10% Overriding Royalty Interest

● Ritter/Whitaker #1 & #2 wells

Ownership interests are subject to ongoing litigation initiated by the Company, but such interests are subject to court determination. Current estimated interests include:

10.47% Overriding Royalty Interest

99.0% Working Interest

21.3897% Net Revenue Interest

● Cody/Francis/Devries #1 and #2 wells

0.0% Overriding Royalty Interest

100.00% Working Interest

80.0% Net Revenue Interest

● Hardcastle #2, #4, and #5 wells*

Ownership interests are subject to ongoing litigation initiated by the Company, but such interests are subject to court determination. Current estimated interests include:

7% Overriding Royalty Interest

25% Working Interest

10% Net Revenue Interest

*There are additional interests ostensibly acquired during the pendency of ongoing litigation initiated by the Company, but such interests are subject to court determination.

These wells are operated by the Company which is licensed as an operator in Kentucky to operate its own wells.

We are a development stage company that has generated no net revenues and has had limited operations to date. At September 30, 2021, the Company has had limited revenues, has a working capital deficit of $49,537, and has an accumulated deficit of $265,577. As of September 30, 2021, we had $47,121 in current assets and current liabilities of $96,658. Through November 30, 2021, we have issued an aggregate of 45,992,100 shares of our common stock since our inception We issued 100 shares of our common stock to the founding shareholder for services in connection with the formation and organization of the Company and sold the same founding shareholder 44,000,000 shares of common stock for total cash proceeds of $440,000. We issued a total of 492,000 shares of our common stock to forty-six (46) separate foreign shareholders and one (1) domestic shareholder through November 30, 2021, pursuant to a private placement of our common stock exempt from registration under Regulation S of the Securities Act of 1933, for total proceeds of approximately $24,600. Except for acquisition of the seventeen (17) leases described above, since our inception we have not made any significant purchase or sale of assets, nor have we been involved in any mergers, acquisitions or consolidations.

 Business Overview

ENERGIEINVESTING.COM currently holds ownership in the following seventeen (17) wells:

● Madison #1 and #2 wells

7.0% Overriding Royalty Interest

75.0% Working Interest

76.75% Net Revenue Interest

● Kovausey #2, #5, and #11 wells

0.0% Overriding Royalty Interest

100.0% Working Interest

75.0% Net Revenue Interest

● Ennis #2, #4, #5, and #11 wells*

Ownership interests are subject to ongoing litigation initiated by the Company, but such interests are subject to court determination current estimated interests include:

20% Overriding Royalty Interest

75% Working Interest

80% Net Revenue Interest

*Additional interests ostensibly acquired during the pendency of ongoing litigation include:

Ennis #2, #4, #5, and #7 wells

10% Overriding Royalty Interest

● Ritter/Whitaker #1 & #2 wells

Ownership interests are subject to ongoing litigation initiated by the Company, but such interests are subject to court determination. Current estimated interests include:

10.47% Overriding Royalty Interest

99.0% Working Interest

21.3897% Net Revenue Interest

● Cody/Francis/Devries #1 and #2 wells

0.0% Overriding Royalty Interest

100.00% Working Interest

80.0% Net Revenue Interest

● Hardcastle #2, #4, and #5 wells*

Ownership interests are subject to ongoing litigation initiated by the Company, but such interests are subject to court determination. Current estimated interests include:

7% Overriding Royalty Interest

25% Working Interest

10% Net Revenue Interest

*There are additional interests ostensibly acquired during the pendency of ongoing litigation initiated by the Company, but such interests are subject to court determination.

The Company operates these wells as a licensed operator in the State of Kentucky.

Our plan is to continue to develop the above-mentioned oil wells within the next twelve (12) months and to increase the oil production by enhancement procedures. Further, our plan is to start a drilling program to drill eight (8) new wells within the coming twenty-four months.

The following chart provides an overview of our budgeted expenditures by significant area of activity over the next twelve (12) months as well over the next twenty-four (24) months, assuming we are able to attract sufficient debt or equity financing. We anticipate that we shall need to raise an additional $682,100 in debt or equity financing in the next twelve (12) months to meet our objectives and execute our business plan. There can be no assurance that we will be able to attract financing and we may be required to scale back operations accordingly.

	Month 1-3	Month 4-6	Month 7-9	Month 10-12	Total

Expenditures
Payroll	$37,200	$37,200	$37,200	$37,200	$148,800
Travel	$2,500	$2,500	$2,500	$2,500	$10,000
Accounting	$3,000	$3,000	$3,000	$3,000	$12,000

Legal	$8,000	$4,000	$2,000	$2,000	$16,000
Auditing	$3,000	$3,000	$3,000	$3,000	$12,000
Oil Field
Maintenance	$3,375	$3,375	$3,375	$3,375	$13,500
Work over	$10,000	$10,000	$0	$0	$20,000
New drilling	$0	$0	$200,000	$200,000	$400,000
Promotion	$9,000	$6,000	$3,000	$3,000	$21,000
Investor Relations	$6,000	$6,000	$6,000	$6,000	$24,000
Office Lease	$1,200	$1,200	$1,200	$1,200	$4,800

Sum	$83,275	$76,275	$261,275	$261,275	$682,100

Earnings
Sale of oil
Devries	$0	$0	$0	$0	$0
Ennis*	$0	$0	$0	$0	$0
Hardcastle*	$0	$0	$0	$0	$0
Kovausey	$1,600	$1,600	$1,600	$1,600	$6,400
Madison	$500	$500	$500	$500	$2,000
Ritter*	$0	$0	$0	$0	$0
New well 1	$12,000	$18,000	$30,000
New well 2	$12,000	$18,000	$30,000
New well 3	$12,000	$12,000
New well 4	$12,000	$12,000
New well 5
New well 6
New well 7
New well 8

Sum	$2,100	$2,100	$26,100	$62,100	$92,400

* The interests in the wells are the subject of pending litigation. While the litigation is expected to be concluded within the next twelve months, there is no guarantee that access to the accumulated oil or the revenues from the sale of the accumulated oil will be accessible and what amounts will be available to the Company during this time.

	Month 13-15	Month 16-18	Month 19-21	Month 22-24	Total

Expenditures
Payroll	$37,200	$37,200	$37,200	$37,200	$148,800
Travel	$2,500	$2,500	$2,500	$2,500	$10,000
Accounting	$3,000	$3,000	$3,000	$3,000	$12,000
Legal	$2,000	$2,000	$2,000	$2,000	$8,000
Auditing	$3,000	$3,000	$3,000	$3,000	$12,000
Oil Field
Maintenance	$3,000	$3,000	$3,000	$3,000	$12,000
New drilling	$225,000	$225,000	$0	$0	$450,000
Promotion	$3,000	$3,000	$3,000	$3,000	$12,000
Investor Relations	$6,000	$6,000	$6,000	$6,000	$24,000
Office Lease	$1,200	$1,200	$1,200	$1,200	$4,800

Sum	$285,900	$285,900	$60,900	$60,900	$693,600

Earnings
Sale of oil
Devries*	$0	$0	$0	$0	$0

Ennis*	$0	$0	$0	$0	$0
Hardcastle*	$0	$0	$0	$0	$0
Kovausey	$1,600	$1,600	$1,600	$1,600	$6,400
Madison	$500	$500	$500	$500	$2,000
Ritter*	$0	$0	$0	$0	$0
New well 1	$18,000	$18,000	$18,000	$18,000	$72,000
New well 2	$18,000	$18,000	$18,000	$18,000	$72,000
New well 3	$12,000	$18,000	$18,000	$18,000	$66,000
New well 4	$12,000	$18,000	$18,000	$18,000	$66,000
New well 5	$12,000	$18,000	$18,000	$18,000	$66,000
New well 6		$12,000	$18,000	$18,000	$48,000
New well 7		$12,000	$18,000	$18,000	$48,000
New well 8		$12,000	$18,000	$18,000	$48,000

Sum	$74,100	$128,100	$146,100	$146,100	$494,400

* The interests in the wells are the subject of pending litigation. While the litigation is expected to be concluded within the next twelve months, there is no guarantee that access to the accumulated oil or the revenues from the sale of the accumulated oil will be accessible and what amounts will be available to the Company during this time.

Property and Facilities

We do not own any real property or facilities. We lease office space in Melbourne, Florida for $400.00 per month.

Dependence on One or a Few Major Customers

We do not anticipate dependence on one or a few major customers for at least the next twelve (12) months or the foreseeable future.

Environmental Regulations

Our operations and properties are subject to extensive and changing federal, state, tribal and local laws and regulations relating to protection of the environment, wildlife protection, historic preservation and health and safety. The recent trend in environmental legislation and regulation is generally toward stricter standards, and we expect that this trend will continue. Among other things, these laws and regulations:

● require the acquisition of permits or other authorizations before construction, drilling and certain other activities;

● require environmental reviews and assessments of proposed actions prior to the issuance of permits or the granting of governmental approvals;

● limit or prohibit construction, drilling and other activities on specified lands within wilderness and other protected areas; and

● impose substantial liabilities for pollution resulting from our operations.

The various environmental permits required for our operations may be subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce their regulations, and violations are subject to fines or injunctions, or both. We believe that we are in substantial compliance with current applicable environmental laws and regulations, and have no material commitments for capital expenditures to comply with existing environmental requirements. Nevertheless, changes in existing environmental laws and regulations or interpretations thereof could have a significant impact on us, as well as the oil and natural gas industry in general. The following is a summary of the more significant existing environmental, health and safety laws and regulations to which our business operations are subject and for which compliance may have a material adverse impact on our capital expenditures, results of operations or financial position.

The Comprehensive Environmental, Response, Compensation, and Liability Act, or CERCLA, and comparable state statutes impose strict, joint and several liability on owners and operators of sites and on persons who disposed of or arranged for the disposal of “hazardous substances” found at such sites. It is not uncommon for the government to file claims requiring cleanup actions, demands for reimbursement for government-incurred cleanup costs, or natural resource damages, or for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment.

The Federal Resource Conservation and Recovery Act, or RCRA, and comparable state statutes govern the disposal of “solid waste” and “hazardous waste” and authorize the imposition of substantial fines and penalties for non-compliance, as well as requirements for corrective act ions. Although CERCLA currently excludes petroleum from its definition of “hazardous substance,” state laws affecting our operations may impose clean-up liability relating to petroleum and petroleum-related products. In addition, although RCRA classifies certain oil field wastes as “non-hazardous,” such exploration and production wastes could be reclassified as hazardous wastes thereby making such wastes subject to more stringent handling and disposal requirements. CERCLA, RCRA and comparable state statutes can impose liability for clean-up of sites and disposal of substances found on drilling and production sites long after operations on such sites have been completed.

Other statutes relating to the storage and handling of pollutants include the Oil Pollution Act of 1990, or OPA, which requires certain owners and operators of facilities that store or otherwise handle oil to prepare and implement spill response plans relating to the potential discharge of oil into surface waters. The OPA, contains numerous requirements relating to prevention of, reporting of, and response to oil spills into waters of the United States. State laws mandate oil cleanup programs with respect to contaminated soil. A failure to comply with OPA’s requirements or inadequate cooperation during a spill response action may subject a responsible party to civil or criminal enforcement actions.

The Endangered Species Act, or ESA, seeks to ensure that activities do not jeopardize endangered or threatened animal, fish and plant species, or destroy or modify the critical habitat of such species. Under the ESA, exploration and production operations, as well as actions by federal agencies, may not significantly impair or jeopardize the species or its habitat. The ESA has been used to prevent or delay drilling activities and provides for criminal penalties for willful violations of its provisions.

Other statutes that provide protection to animal and plant species and that may apply to our operations include, without limitation, the Fish and Wildlife Coordination Act, the Fishery Conservation and Management Act, the Migratory Bird Treaty Act, and the Bald and Golden Eagle Protection Act. Although we believe that our operations are in substantial compliance with these statutes, any change in these statutes or any reclassification of a species as threatened or endangered or re-determination of the extent of “critical habit” could subject us to significant expenses to modify our operations or could force us to discontinue some operations altogether.

The National Environmental Policy Act, or NEPA, requires a thorough review of the environmental impacts of “major federal actions” and a determination of whether proposed actions on federal and certain Indian lands would result in “significant impact” on the environment. For purposes of NEPA, “major federal action” can be something as basic as issuance of a required permit. For oil and gas operations on federal and certain Indian lands or requiring federal permits, NEPA review can increase the time for obtaining approval and impose additional regulatory burdens on the natural gas and oil industry, thereby increasing our costs of doing business and our profitability.

The Clean Water Act, or CWA, and comparable state statutes, impose restrictions and controls on the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the Environmental Protection Agency (EPA) or an analogous state agency. The CWA regulates storm water run-off from oil and natural gas facilities and requires a storm water discharge permit for certain activities. Such a permit requires the regulated facility to monitor and sample storm water run-off from its operations.

The CWA and regulations implemented thereunder also prohibit discharges of dredged and fill material in wetlands and other waters of the United States unless authorized by an appropriately issued permit. The CWA and comparable state statutes provide for civil, criminal and administrative penalties for unauthorized discharges for oil and other pollutants and impose liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release.

The Safe Drinking Water Act, or SDWA, and the Underground Injection Control (UIC) program promulgated thereunder, regulate the drilling and operation of subsurface injection wells. EPA directly administers the UIC program in some states and in others the responsibility for the program has been delegated to the state. The program requires that a permit be obtained before drilling a disposal well. Violation of these regulations and/or contamination of groundwater by oil and natural gas drilling, production, and related operations may result in fines, penalties, and remediation costs, among other sanctions and liabilities under the SWDA and state laws. In addition, third party claims may be filed by landowners and other parties claiming damages for alternative water supplies, property damages, and bodily injury.

Our operations employ hydraulic fracturing techniques to stimulate natural gas production from unconventional geological formations, which entails the injection of pressurized fracturing fluids into a well bore. The federal Energy Policy Act of 2005 amended the SDWA to exclude hydraulic fracturing from the definition of “underground injection” under certain circumstances. However, the repeal of this exclusion has been advocated by certain advocacy organizations and others in the public. Legislation to amend the SDWA to repeal this exemption and require federal permitting and regulatory control of hydraulic fracturing, as well as legislative proposals to require disclosure of the chemical constituents of the fluids used in the fracturing process, has been introduced in the current session of Congress.

The U.S. Department of the Interior has announced that it will consider regulations relating to the use of hydraulic fracturing techniques on public lands and disclosure of fracturing fluid constituents. In addition, some states and localities have adopted, and others are considering adopting, regulations or ordinances that could restrict hydraulic fracturing in certain circumstances, or that would impose higher taxes, fees or royalties on natural gas production. If new federal or state laws or regulations that significantly restrict hydraulic fracturing are adopted, such legal requirements could result in delays, eliminate certain drilling and injection activities, make it more difficult or costly for us to perform fracturing and increase our costs of compliance and doing business. It is also possible that our drilling and injection operations could adversely affect the environment, which could result in a requirement to perform investigations or clean-ups or in the incurrence of other unexpected material costs or liabilities.

The Clean Air Act, as amended, restricts the emission of air pollutants from many sources, including oil and gas operations. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to incur capital costs in order to remain in compliance. In addition, more stringent regulations governing emissions of air pollutants, including greenhouse gases such as methane (a component of natural gas) and carbon dioxide are being developed by the federal government, and may increase the costs of compliance for some facilities or the cost of transportation or processing of produced oil and natural gas which may affect our operating costs. Legislation targeting air emissions from hydraulic fracturing activities has been introduced in the current session of Congress and if passed may increase our costs of compliance and doing business. In addition, the EPA has promulgated more stringent regulations governing emissions of toxic air pollutants from sources in the oil and gas industry, and these regulations may increase the costs of compliance for some facilities.

Significant studies and research have been devoted to climate change and global warming, and climate change has developed into a major political issue in the United States and globally. Certain research suggests that greenhouse gas emissions contribute to climate change and pose a threat to the environment. Recent scientific research and political debate has focused in part on carbon dioxide and methane incidental to oil and natural gas exploration and production.

Many state governments have enacted legislation directed at controlling greenhouse gas emissions, and future state and federal legislation and regulation could impose additional restrictions or requirements in connection with our operations and favor use of alternative energy sources, which could increase operating costs and demand for oil products. As such, our business could be materially adversely affected by domestic and international legislation targeted at controlling climate change.

We are subject to a number of federal and state laws and regulations, including the federal Occupational Safety and Health Act, as amended (OSHA), and comparable state laws, whose purpose is to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require that information be maintained concerning hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and citizens.

We are subject to federal and state laws and regulations relating to preservation and protection of historical and cultural resources. Such laws include the National Historic Preservation Act, the Native American Graves Protection and Repatriation Act, Archaeological Resources Protection Act, and the Paleontological Resources Preservation Act, and their state counterparts and similar statutes, which require certain assessments and mitigation activities if historical or cultural resources are impacted by our activities and provide for civil, criminal and administrative penalties and other sanctions for violation of their requirements.

We do not believe that our environmental, health and safety risks are materially different from those of comparable companies in the United States in the oil and natural gas industry. Nevertheless, there can be no assurance that such environmental, health and safety laws and regulations will not result in a curtailment of production or material increase in the cost of production, development or exploration or otherwise adversely affect our capital expenditures, financial condition and results of operations.

We have acquired, and may in the future acquire, interests in properties that have been operated in the past by others and may be liable for environmental damage, including historical contamination, caused by such former operators. Additional liabilities could also arise from continuing violations or contamination not discovered during our assessment of the acquired properties. We have not incurred, and do not currently anticipate incurring, any material capital expenditures for environmental control facilities.

Patents, Trademarks and Licenses

We currently do not have any patents or trademarks; and we are not party to any license, franchise, concession, or royalty agreements or any labor contracts.

Legal Proceedings

As of the date of this prospectus, we are involved in one matter of litigation, and we know of no other material pending legal proceedings to which we are a party or of which any of our property is the subject. There are no other proceedings in which any of our directors, executive officers or affiliates, or any registered or beneficial stockholder, is an adverse party or has a material interest adverse to our interest. Regarding the one matter of litigation, in March 2021, the Company filed a quiet title action against certain working interest partners on its various wells in order to obtain/clear title to working interests as a result of the previous owner of the leases overselling working interests to various parties.

Employees

Our only employees are our two (2) executive officers and our President and Director.

MANAGEMENT

The name, age and position of each of our directors and executive officers are as follows:

Name	Age	Position

Joachim Haas	59	President & Director
James Timothy White	36	Chief Executive Officer & Director
Achim Weber	40	Chief Financial Officer

Joachim Haas, Age 59, President and Director

Joachim Haas is our President and Director. He has served as Director and President since December 20, 2020. Since 2007 until the present, Mr. Haas has served as an officer and director of Northwest Oil & Gas Trading Company, Inc., a Delaware corporation. From 2007 until 2010, Mr. Haas served as Project Manager of Worldwide Energies, Inc. From 2006 until the present, Mr. Haas has served as a Director of Northwest Oil & Gas Ltd. (UK). In 2017, Mr. Haas served as director and then in 2018 also President and Chief Executive Officer of Northwest Oil & Gas Trading Company Inc., a Nevada Corporation. Mr. Haas received a BS Degree in Business Economics from Baden-Württemberg Cooperative State University, Karlsruhe, Germany. Mr. Haas does not and has not served as an officer or director of any other company required to file reports with the Securities and Exchange Commission.

James Timothy White, Age 36, Chief Executive Officer and Director

James Timothy White is our Chief Executive Officer and Director. Mr. White has served as our Chief Executive Officer and Director since inception. Since 2014, Mr. White has served as the Chief Executive Officer of WorkTraining.com and since 2019 the Chief Executive Officer and Broker of RentalInvesting.com LLC. Mr. White has served as a consultant and worked in various capacities related to emerging growth companies in the US and globally. Mr. White does not and has not served as an officer or director of any other company required to file reports with the Securities and Exchange Commission.

Achim Weber, Age 40, Chief Financial Officer

Achim Weber is our Chief Financial Officer and has served in that capacity since September of 2021. Mr. Weber is a Certified Public Accountant and business administrator with 15 years of professional experience in US taxes and auditing. He has represented and advised medium sized European companies in the US and has been a consultant in the oil and gas industry since 2015. From November of 2018 to February of 2019 he was the Interim Commercial Director for WP Systems GmbH, a German company. From February of 2019 to today he is the Managing Director of CEBOS LLC, a Florida Limited Liability Company. Since March of 2020 to present, Mr. Weber has served as the Chief Financial Officer of Starfox Helium, Inc., a Wyoming corporation. Mr. Weber does not, and has not served as an officer or director of any other company required to file reports with the Securities and Exchange Commission.

Board Composition

Our Bylaws provide that the Board of Directors shall consist of no less than 1, but not more than 9 directors. Each director serves until his successor is elected and qualified.

Committees of the Board of Directors

We do not presently have a separately constituted audit committee, compensation committee, nominating committee, executive committee or any other committees of our Board of Directors. Nor do we have an audit committee “financial expert.” As such, our entire Board of Directors acts as our audit committee and handles matters related to compensation and nominations of directors.

Potential Conflicts of Interest

Since we do not have an audit or compensation committee comprised of independent directors, the functions that would have been performed by such committees are performed by our directors. Thus, there is a potential conflict of interest in that our directors and officers have the authority to determine issues concerning management compensation and audit issues that may affect management decisions. We are not aware of any other conflicts of interest with any of our executives or directors.

Director Independence

We are not subject to listing requirements of any national securities exchange or national securities association and, as a result, we are not at this time required to have our board comprised of a majority of “independent directors.” Our determination of independence of directors is made using the definition of “independent director” contained in Rule 4200(a) (15) of the Marketplace Rules of the NASDAQ Stock Market (“NASDAQ”), even though such definitions do not currently apply to us because we are not listed on NASDAQ. We have determined that none of our directors currently meet the definition of “independent” as within the meaning of such rules as a result of their current positions as our executive officers.

Significant Employees

We have no significant employees other than the executive officers/directors described above.

Family Relationships

There are no familial relationships between our officers and directors.

Involvement in Certain Legal Proceedings

No director, person nominated to become a director, executive officer, promoter or control person of our company has, during the last ten years: (i) been convicted in or is currently subject to a pending a criminal proceeding (excluding traffic violations and other minor offenses); (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to any federal or state securities or banking or commodities laws including, without limitation, in any way limiting involvement in any business activity, or finding any violation with respect to such law, nor (iii) any bankruptcy petition been filed by or against the business of which such person was an executive officer or a general partner, whether at the time of the bankruptcy or for the two years prior thereto.

Stockholder Communications with the Board

We have not implemented a formal policy or procedure by which our stockholders can communicate directly with our Board of Directors. Nevertheless, every effort has been made to ensure that the views of stockholders are heard by the Board of Directors or individual directors, as applicable, and that appropriate responses are provided to stockholders in a timely manner. We believe that we are responsive to stockholder communications, and therefore have not considered it necessary to adopt a formal process for stockholder communications with our Board. During the upcoming year, our Board will continue to monitor whether it would be appropriate to adopt such a process.

Section 16(a) Beneficial Ownership Reporting Compliance

16(a) of the Securities Exchange Act of 1934 requires the Company directors and executive officers, and persons who own more than ten percent of the Company’s common stock, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes of ownership of our common stock. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. The Company intends to ensure to the best of our ability that all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent (10%) beneficial owners are complied with in a timely fashion.

EXECUTIVE COMPENSATION

James Timothy White, the Chief Executive Officer, is paid one hundred twenty thousand dollars ($120,000) per year, Joachim Haas, our President will be paid twelve thousand dollars ($12,000) per year beginning in 2022, and Achim Weber, our Chief Financial Officer will be paid four-thousand two hundred dollars ($4,200) per year beginning in 2022. We do not owe any other compensation to our executive officers or directors. There are no other arrangements or employment agreements with our executive officer or directors pursuant to which they will be compensated now or in the future for any services provided as an executive officer, and we do not anticipate entering into any other such arrangements or agreements with them in the foreseeable future.

Outstanding Equity Awards

We do not currently have a stock option plan or any long-term incentive plans that provide compensation intended to serve as incentive for performance. No individual grants of stock options or other equity incentive awards have been made to any executive officer or any director since our inception; accordingly, none were outstanding at September 30, 2021, and through the date of this Registration Statement.

Employment Contracts, Termination of Employment, Change-in-Control Arrangements

There are currently no employments or other contracts or arrangements with our executive officers other than the employment of our CEO, President, and CFO. There are no compensation plans or arrangements, including payments to be made by us, with respect to our officers, directors or consultants that would result from the resignation, retirement or any other termination of such directors, officers or consultants from us. There are no arrangements for directors, officers, employees or consultants that would result from a change-in-control.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the period from March 18, 2020 (inception) through December 31, 2020, the Company received unsecured non-interest bearing advances of $23,000 from its Chief Executive Officer and Director to fund operating expenses. The Company repaid the advances in full by December 31, 2020.

On November 10, 2020, the Company entered into a judgment purchase agreement with U.S. Oil & Gas Royalty Trust, LLC, (“US Oil & Gas”) an entity controlled by the Company’s two directors. The Company agreed to acquire a judgment receivable related to oil and gas interest in Alabama for $450,000. The Company paid a total of $300,000 during the period from March 18, 2020 (inception) through December 31, 2020 related to this agreement. However, the agreement was rescinded due to the receivable not being transferred to the Company. No cash was returned to the Company. Due to the related party nature of the transaction, the $300,000 paid to the related party was accounted for as a deemed dividend transaction on the statement of stockholder’s equity for the period from March 18, 2020 (inception) through December 31, 2020.

In April 2021, U.S. Oil & Gas Royalty Trust, LLC assigned the judgement receivable to the Company in exchange for no consideration. The receivable has a full allowance recognized, based on management’s estimate of the low likelihood of collection.

As at September 30, 2021 the Company received a Related party loan from US Oil & Gas for a total of $50,000. The loan bears interest at 7.5% interest per annum is unsecured and due on demand.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of September 30, 2021 for:

●  each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

●  each of our executive officers;

●  each of our directors; and

●  all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws, and the address for each person listed in the table is c/o ENERGIEINVESTING.COM INC.

The percentage ownership information shown in the table below is calculated based on 45,500,100 shares of our common stock issued and outstanding as of September 30, 2021. We do not have any outstanding options, warrants or other securities exercisable for or convertible into shares of our common stock.

Title of Class of Beneficial Ownership	Name of Beneficial Owner	Amount and Nature	Percentage of Class
Common Stock	Joachim Haas, President and Director	0	0%
Common Stock	James Timothy White, CEO and Director	0	0%
Common Stock	Achim Weber, CFO	0	0%
Common Stock	Nowea Energy Inc.	45,500,100	100%

All officers and directors as a group		0	0%

We are unaware of any contract or other arrangement the operation of which may at a subsequent date result in a change in control of our Company.

We do not have any issued and outstanding securities that are convertible into common stock. None of our stockholders are entitled to registration rights.

PLAN OF DISTRIBUTION

There Is No Current Market for Our Shares of Common Stock

There is currently no market for our shares of common stock. We cannot give you any assurance that the shares you purchase will ever have a market or that if a market for our shares ever develops, that you will be able to sell your shares. In addition, even if a public market for our shares develops, there is no assurance that a secondary public market will be sustained.

The shares you purchase are not traded or listed on any exchange or quotation medium. After the effective date of the registration statement, we intend to seek a market maker to file an application with the Financial Industry Regulatory Authority, Inc., or FINRA, to have our common stock quoted on the Over-the-Counter Bulletin Board. We will have to satisfy certain criteria in order for our application to be accepted. We do not currently have a market maker who is willing to participate in this application process, and even if we identify a market maker, there can be no assurance as to whether we will meet the requisite criteria or that our application will be accepted. Our common stock may never be quoted on the Over-the-Counter Bulletin Board, or, even if quoted, a public market may not materialize. There can be no assurance that an active trading market for our shares will develop, or, if developed, that it will be sustained.

The Over-the-Counter Bulletin Board is maintained by the Financial Industry Regulatory Authority, Inc. The securities traded on the Over-the-Counter Bulletin Board are not listed or traded on the floor of an organized national or regional stock exchange. Instead, these securities transactions are conducted through a telephone and computer network connecting dealers in stocks. Over-the-counter stocks are traditionally smaller companies that do not meet the financial and other listing requirements of a regional or national stock exchange.

Even if our shares are quoted on the Over-the-Counter Bulletin Board, a purchaser of our shares may not be able to resell the shares. Broker-dealers may be discouraged from effecting transactions in our shares because they will be considered penny stocks and will be subject to the penny stock rules. Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on brokers-dealers who make a market in a "penny stock." A penny stock generally includes equity securities (other than securities registered on some national securities exchanges) that have a market price of less than $5.00 per share. Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market, assuming one develops.

By Selling Stockholders

We are registering shares of our common stock on behalf of the selling shareholders. The selling shareholders will offer and sell the shares of our common stock to which this prospectus relates for their own accounts. We will not receive any proceeds from the sale of those shares. We will pay all fees and expenses in connection with the registration of those shares. Fees and expenses of any attorneys or other advisors retained by the selling shareholders in connection with the registration will be paid by the selling shareholders.

The selling shareholders may sell some or all of their shares of our common stock registered hereby at a fixed price of $0.50 per share. Prior to those prices being quoted on the OTCBB, the selling shareholders may sell their shares of our common stock registered hereby in private transactions to other individuals. Although our common stock is not listed on a public exchange, we intend to apply for participation on the OTCBB concurrently with the filing of this registration statement. In order to be quoted on the OTCBB, a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, which operates the OTCBB, nor can there be any assurance that such an application for quotation will be approved. However, sales by selling shareholders of their shares of our common stock registered hereby must be made at the fixed price of $0.50 until the prices of our common stock are quoted on the OTCBB.

When prices for our common stock are quoted on the OTCBB, the shares of our common stock registered hereby may be sold or distributed from time to time by the selling shareholders directly to one or more purchasers or through brokers or dealers who act solely as agents, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The distribution of those shares may be effected in one or more of the following methods:

●  ordinary brokers transactions, which may include long or short sales;

●  transactions involving cross or block trades on any securities or market where our common stock is trading;

●  through direct sales to purchasers or sales effected through agents;

●  through transactions in options, swaps or other derivatives (whether exchange listed or otherwise); or

●  any combination of the foregoing;

In addition, the selling shareholders may enter into hedging transactions with broker-dealers who may engage in short sales, if short sales were permitted, of those shares in the course of hedging the positions they assume with the selling stockholders. The selling shareholders may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of those shares, which shares may be resold thereafter pursuant to this prospectus. To our best knowledge, none of the selling shareholders are broker-dealers or affiliates of broker dealers.

We will inform the selling shareholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of those shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act of 1933. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of those shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

Brokers, dealers, or agents participating in the distribution of those shares may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of shares for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). Neither the selling shareholders nor we can presently estimate the amount of such compensation. We know of no existing arrangements among the selling shareholders and any other shareholder, broker, dealer or agent relating to the sale or distribution of those shares.

Our affiliates and/or promoters, if any, who are offering their shares of our common stock for sale and any broker-dealers who act in connection with the sale of the shares of our common stock hereunder will be deemed to be “underwriters” of this offering within the meaning of the Securities Act of 1933, and any commissions they receive and proceeds of any sale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

The selling shareholders and any purchasers of our common stock should be aware that any market that develops for our common stock will be subject to “penny stock” rules.

Insofar as indemnification for liabilities occurring pursuant to the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and, therefore, unenforceable.

If any of the selling shareholders enter into an agreement after the effectiveness of the registration statement of which this prospectus is a part to sell all or a portion of his or her shares of our common stock registered hereby to a broker-dealer as principal and that broker-dealer acts as underwriter, we will file a post-effective amendment to this registration statement identifying that broker-dealer, providing the required information regarding the plan of distribution, revising disclosures in that registration statement, as required, and filing a copy of that agreement as an exhibit to that registration statement.

SELLING SHAREHOLDERS

All of the shares of common stock issued are being offered by the selling stockholders listed in the table below. None of the selling stockholders are broker-dealers or affiliated with broker-dealers. We issued the shares of common stock pursuant to a private placement exempt from registration under Section 4(2) and Regulation S of the Securities Act of 1933.

The selling stockholders may offer and sell, from time to time, any or all of the common stock issued. Because the selling stockholders may offer all or only some portion of the 700,000 shares of common stock to be registered, no estimate can be given as to the amount or percentage of these shares of common stock that will be held by the selling stockholders upon termination of the offering.

The following table sets forth certain information regarding the beneficial ownership of shares of common stock by the selling stockholders as of December 27, 2021, and the number of shares of common stock covered by this prospectus.

The number of shares in the table represents an estimate of the number of shares of common stock to be offered by the selling stockholders.

Selling Shareholders	Shares of Common Stock Owned Prior to Offering	Shares of Common Stock to be Offered for Sale	Shares of Common Stock Owned After the Offering	Percentage of Common Stock Owned Before the Offering	Percentage of Common Stock Owned After the Offering

Kasapidis, Efstathios	20,000	20,000	0	*	0.00%
Nemethy, Judith	20,000	20,000	0	*	0.00%
Moritzen, Julius E.	20,000	20,000	0	*	0.00%
Tafelski, Melanie	4,000	4,000	0	*	0.00%
Oehler Steve	4,000	4,000	0	*	0.00%
Bühler Pierre Christian	20,000	20,000	0	*	0.00%
Bühler Hablützel-Fartek Hannelore	20,000	20,000	0	*	0.00%
Angehrn Brigitte	20,000	20,000	0	*	0.00%
Gentina Fabio	20,000	20,000	0	*	0.00%
Raffaele De Sorbo	20,000	20,000	0	*	0.00%
Burbyka Nataliya	5,000	5,000	0	*	0.00%
Burbyka Mykhailo	2,000	2,000	0	*	0.00%
Burbyka Yuliia	2,000	2,000	0	*	0.00%
Königshofer Claire	2,000	2,000	0	*	0.00%
Streun Valeria	20,000	20,000	0	*	0.00%
Streun Marcel	25,000	25,000	0	*	0.00%

Gilardoni Guido	20,000	20,000	0	*	0.00%
Dicke Holger	20,000	20,000	0	*	0.00%
Einicke Raoul	20,000	20,000	0	*	0.00%
Einicke Yesn	20,000	20,000	0	*	0.00%
Einicke Verena	20,000	20,000	0	*	0.00%
Poss Patricia	2,000	2,000	0	*	0.00%
Bauer Theresa	2,000	2,000	0	*	0.00%
Bauer Thomas	2,000	2,000	0	*	0.00%
Lajos Balog	2,000	2,000	0	*	0.00%
Kaufmann Damon	2,000	2,000	0	*	0.00%
Weyh Lucy	2,000	2,000	0	*	0.00%
Haas Joachim (1)	2,000	2,000	0	*	0.00%
Haas Rebekka (2)	2,000	2,000	0	*	0.00%
Dirschnabel Anette (3)	2,000	2,000	0	*	0.00%
Klees Andreas	20,000	20,000	0	*	0.00%
Haas Armin	20,000	20,000	0	*	0.00%
Harpazo Family LLC (4)	20,000	20,000	0	*	0.00%
Weber Achim (5)	2,000	2,000	0	*	0.00%
Gabriel Stephan	20,000	20,000	0	*	0.00%

Taller Christian	20,000	20,000	0	*	0.00%
Höder Thomas	2,000	2,000	0	*	0.00%
Taller Jonas	2,000	2,000	0	*	0.00%
Einicke Yesna	2,000	2,000	0	*	0.00%
Müller Alex	2,000	2,000	0	*	0.00%
Eleftherios GmbH	2,000	2,000	0	*	0.00%
Isarwinkel Bauservice GmbH	2,000	2,000	0	*	0.00%
Isarwinkel Vermoegens- und Verwaltungsgesellschaft mbH	2,000	2,000	0	*	0.00%
WSH Bielefeld KG	2,000	2,000	0	*	0.00%
Nietzschestrasse Immobilienprojekt GmbH	2,000	2,000	0	*	0.00%
Meincken Ralph	10,000	10,000	0	*	0.00%
Calligaro Gabriele	20,000	20,000	0	*	0.00%
Total	492,000	492,000	0	1.07%	0.00%

* Less than 0.1%

(1)Joachim Haas is our President and Director

(2)Rebekka Haas is the daughter of our President and Director, Joachim Haas

(3)Anette Dirschnabel is the spouse of our President and Director, Joachim Haas

(4)This is a Wyoming LLC with foreign beneficial owners. Achim Weber, our Chief Financial Officer, has an equity stake in this entity.

(5)Achim Weber is our Chief Financial Officer

DESCRIPTION OF SECURITIES

Common Stock

Our authorized capital stock consists of 1,000,000,000 shares of common stock with a $0.001 par value per share.

The holders of our common stock:

●  Have equal rateable rights to dividends from funds legally available therefore, when, as and if declared by our Board of Directors;

●  Are entitled to share rateably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

●  Do not have pre-emptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and

●  Are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

The shares of common stock are not subject to any future call or assessment and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the common shares and they all rank at equal rate or pari passu , each with the other, as to all benefits, which might accrue to the holders of the common shares. All registered stockholders are entitled to receive a notice of any general annual meeting to be convened by our Board of Directors.

At any general meeting, subject to the restrictions on joint registered owners of common shares, every stockholder who is present in person or by proxy and entitled to vote has one vote, and on a poll every stockholder has one vote for each share of common stock of which he is the registered owner and may exercise such vote either in person or by proxy. To the knowledge of our management, at the date hereof, our officers and directors are the only persons to exercise control, directly or indirectly, over more than 10% of our outstanding common shares. See “Security Ownership of Certain Beneficial Owners and Management.”

We refer you to our Articles of Incorporation and Bylaws, copies of which were filed with the registration statement of which this prospectus is a part, and to the applicable statutes of the State of Florida for a more complete description of the rights and liabilities of holders of our securities.

As of September 30, 2021 there were 45,500,100 shares of our common stock issued and outstanding.

Preferred Stock

We are not authorized to issue any preferred stock.

Options, Warrants and Rights

There are no outstanding options, warrants, or similar rights to purchase any of our securities.

Non-cumulative Voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Cash Dividends

As of the date of this prospectus, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our Board of Directors and will depend upon our earnings, if any, our capital requirements and financial position, our general economic and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, into our business.

Transfer Agent

The transfer agent and registrar for our common stock is Integral Transfer Agency, 100 Queen St E, Toronto, ON M5C 1S6. The transfer agent is responsible for all record-keeping and administrative functions in connection with our issued and outstanding common stock.

SHARES ELIGIBLE FOR FUTURE SALE

There is no public market for our common stock. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock. Sales of substantial amounts of our common stock in the public market could adversely affect the market prices of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Upon completion of this Offering, based on our outstanding shares as of September 30, 2021, we will have outstanding an aggregate of 45,992,100 shares of common stock outstanding. Of these shares, upon effectiveness of the registration statement of which this prospectus forms a part, all shares covered hereby and sold under the Offering will be freely transferable without restriction or further registration under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, a person who is not one of our affiliates and who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares of our common stock that are deemed restricted securities for at least six months would be entitled after such six-month holding period to sell the common stock held by such person, subject to the continued availability of current public information about us (which current public information requirement is eliminated after a one-year holding period).

A person who is one of our affiliates, or has been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock that are deemed restricted securities for at least six months would be entitled after such six-month holding period to sell his or her securities, provided that he or she sells an amount that does not exceed 1% of the number of shares of our common stock then outstanding (or 455,001 shares) immediately after this Offering (or, if our common stock is listed on a national securities exchange, the average weekly trading volume of the shares during the four calendar weeks preceding the sale), subject to the continued availability of current public information about us and compliance with certain manner of sale provisions.

Rule 144 is not available for resale of restricted securities of shell companies or former shell companies until one year elapses from the time that such company is no longer considered a shell company.

LEGAL MATTERS

As of the date of this prospectus, we are involved in one matter of litigation, and we know of no other material pending legal proceedings to which we are a party or of which any of our property is the subject. There are no other proceedings in which any of our directors, executive officers or affiliates, or any registered or beneficial stockholder, is an adverse party or has a material interest adverse to our interest. In March 2021, the Company filed a quiet title action against certain working interest partners on its various wells in order to obtain their working interests based on the previous owner of the leases overselling working interests to various parties. Our address for service of process in Florida is 508 N Harbor City Blvd, Melbourne, FL 32935.

LEGAL REPRESENTATION

Easler Law PLLC, c/o Andrew Easler, Esq. will pass upon the validity of the common stock offered hereby.

EXPERTS

The financial statements included in this prospectus, and in the registration statement of which this prospectus is a part, have been audited by Malone Bailey LLP, an independent registered public accounting firm, to the extent and for the period set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting. No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis or had, or is to receive, in connection with the offering, a substantial interest, directly or indirectly, in the Company, nor was any such person connected with the Company as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES LIABILITIES

Our Bylaws, subject to the provisions of Florida law, contain provisions which allow us to indemnify any person against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to us if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the corporation. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have not been any changes in or disagreements with accountants on accounting, financial disclosure or any other matter.

WHERE YOU CAN GET MORE INFORMATION

In accordance with the Securities Act of 1933, we are filing with the SEC a registration statement on Form S-1, of which this prospectus is a part, covering the securities being offered by the Registrant. As permitted by rules and regulations of the SEC, this prospectus does not contain all of the information set forth in the registration statement. For further information regarding both our Company and our common stock, we refer you to the registration statement, including all exhibits and schedules, which you may inspect without charge at the public reference facilities of the SEC’s Washington, D.C. office, 100 F Street, N.E., Washington, D.C. 20549, on official business days during the hours of 10am and 3pm, and on the SEC Internet site at http:\\www.sec.gov. Information regarding the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion of our financial condition and results of operation should be read in conjunction with the financial statements and related notes that appear elsewhere in this prospectus. This discussion contains forward-looking statements and information relating to our business that reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties, including the risks in the section entitled Risk Factors beginning on page 9, that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

These forward-looking statements speak only as of the date of this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, or achievements. Except as required by applicable law, including the securities laws of the United States, we expressly disclaim any obligation or undertaking to disseminate any update or revisions of any of the forward-looking statements to reflect any change in our expectations with regard thereto or to conform these statements to actual results.

Plan of Operations

ENERGIEINVESTING.COM INC. (“ENERGIEINVESTING.COM”, the “Company” “we” or “us”) is a development stage company. We were incorporated under the laws of the state of Florida on March 18, 2020. We are in the business of oil exploration.

ENERGIEINVESTING.COM currently holds ownership in the following seventeen (17) wells:

● Madison #1 and #2 wells

7.0% Overriding Royalty Interest

75.0% Working Interest

76.75% Net Revenue Interest

● Kovausey #2, #5, and #11 wells

0.0% Overriding Royalty Interest

100.0% Working Interest

75.0% Net Revenue Interest

● Ennis #2, #4, #5, and #11 wells*

Ownership interests are subject to ongoing litigation initiated by the Company, but such interests are sucject to court determination current estimated interests include:

20% Overriding Royalty Interest

75% Working Interest

80% Net Revenue Interest

*Additional interests ostensibly acquired during the pendency of ongoing litigation include:

Ennis #2, #4, #5, and #7 wells

10% Overriding Royalty Interest

● Ritter/Whitaker #1 & #2 wells

Ownership interests are subject to ongoing litigation initiated by the Company, but such interests are subject to court determination. Current estimated interests include:

10.47% Overriding Royalty Interest

99.0% Working Interest

21.3897% Net Revenue Interest

● Cody/Francis/Devries #1 and #2 wells

0.0% Overriding Royalty Interest

100.00% Working Interest

80.0% Net Revenue Interest

● Hardcastle #2, #4, and #5 wells*

Ownership interests are subject to ongoing litigation initiated by the Company, but such interests are subject to court determination. Current estimated interests include:

7% Overriding Royalty Interest

25% Working Interest

10% Net Revenue Interest

*There are additional interests ostensibly acquired during the pendency of ongoing litigation initiated by the Company, but such interests are subject to court determination.

The Company operates these wells as a licensed operator in the State of Kentucky.

Our plan is to continue to develop the above-mentioned oil wells within the next twelve (12) months and to increase the oil production by enhancement procedures. Further, our plan is to start a drilling program to drill eight (8) new wells within the coming twenty-four months.

The following chart provides an overview of our budgeted expenditures by significant area of activity over the next twelve (12) months as well over the next twenty-four (24) months, assuming we are able to attract sufficient debt or equity financing. We anticipate that we shall need to raise an additional $682,100 in debt or equity financing in the next twelve (12) months to meet our objectives and execute our business plan. There can be no assurance that we will be able to attract financing and we may be required to scale back operations accordingly.

	Month 1-3	Month 4-6	Month 7-9	Month 10-12	Total

Expenditures
Payroll	$37,200	$37,200	$37,200	$37,200	$148,800
Travel	$2,500	$2,500	$2,500	$2,500	$10,000
Accounting	$3,000	$3,000	$3,000	$3,000	$12,000
Legal	$8,000	$4,000	$2,000	$2,000	$16,000
Auditing	$3,000	$3,000	$3,000	$3,000	$12,000
Oil Field
Maintenance	$3,375	$3,375	$3,375	$3,375	$13,500
Work over	$10,000	$10,000	$0	$0	$20,000
New drilling	$0	$0	$200,000	$200,000	$400,000
Promotion	$9,000	$6,000	$3,000	$3,000	$21,000
Investor Relations	$6,000	$6,000	$6,000	$6,000	$24,000
Office Lease	$1,200	$1,200	$1,200	$1,200	$4,800

Sum	$83,275	$76,275	$261,275	$261,275	$682,100

Earnings
Sale of oil
Devries	$0	$0	$0	$0	$0
Ennis*	$0	$0	$0	$0	$0
Hardcastle*	$0	$0	$0	$0	$0
Kovausey	$1,600	$1,600	$1,600	$1,600	$6,400
Madison	$500	$500	$500	$500	$2,000
Ritter*	$0	$0	$0	$0	$0
New well 1		$12,000	$18,000	$30,000
New well 2		$12,000	$18,000	$30,000
New well 3			$12,000	$12,000
New well 4			$12,000	$12,000
New well 5
New well 6
New well 7
New well 8

Sum	$2,100	$2,100	$26,100	$62,100	$92,400

* The interests in the wells are the subject of pending litigation. While the litigation is expected to be concluded within the next twelve months, there is no guarantee that access to the accumulated oil or the revenues from the sale of the accumulated oil will be accessible and what amounts will be available to the Company during this time.

	Month 13-15	Month 16-18	Month 19-21	Month 22-24	Total

Expenditures
Payroll	$37,200	$37,200	$37,200	$37,200	$148,800
Travel	$2,500	$2,500	$2,500	$2,500	$10,000
Accounting	$3,000	$3,000	$3,000	$3,000	$12,000
Legal	$2,000	$2,000	$2,000	$2,000	$8,000
Auditing	$3,000	$3,000	$3,000	$3,000	$12,000
Oil Field

Maintenance	$3,000	$3,000	$3,000	$3,000	$12,000
New drilling	$225,000	$225,000	$0	$0	$450,000
Promotion	$3,000	$3,000	$3,000	$3,000	$12,000
Investor Relations	$6,000	$6,000	$6,000	$6,000	$24,000
Office Lease	$1,200	$1,200	$1,200	$1,200	$4,800

Sum	$$285,900	$285,900	$60,900	$60,900	$693,600

Earnings
Sale of oil
Devries	$0	$0	$0	$0	$0
Ennis*	$0	$0	$0	$0	$0
Hardcastle*	$0	$0	$0	$0	$0
Kovausey	$1,600	$1,600	$1,600	$1,600	$6,400
Madison	$500	$500	$500	$500	$2,000
Ritter*	$0	$0	$0	$0	$0
New well 1	$18,000	$18,000	$18,000	$18,000	$72,000
New well 2	$18,000	$18,000	$18,000	$18,000	$72,000
New well 3	$12,000	$18,000	$18,000	$18,000	$66,000
New well 4	$12,000	$18,000	$18,000	$18,000	$66,000
New well 5	$12,000	$18,000	$18,000	$18,000	$66,000
New well 6		$12,000	$18,000	$18,000	$48,000
New well 7		$12,000	$18,000	$18,000	$48,000
New well 8		$12,000	$18,000	$18,000	$48,000

Sum	$74,100	$128,100	$146,100	$146,100	$494,400

* The interests in the wells are the subject of pending litigation. While the litigation is expected to be concluded within the next twelve months, there is no guarantee that access to the accumulated oil or the revenues from the sale of the accumulated oil will be accessible and what amounts will be available to the Company during this time.

Results of Operations for the Three Months Ended September 30, 2021 Compared to the Three Months Ended September 30, 2020

Revenues

The Company recognized revenue of $1,736 during the three months ended September 30, 2021 compared to $2,771 during the three months ended September 30, 2020, due to higher production in the prior period.

Oil & Gas Production Expenses

Total oil and gas production expenses were $11,271 for the three months ended September 30, 2021 as compared to $32,493 for the three months ended September 30, 2020. The decrease in the current period was due to lower costs associated with initial acquisition and development of the properties which began in 2020.

Selling, General and Administrative Expenses

Total selling, general and administrative expenses were $47,800 for the three months ended September 30, 2021 as compared to $5,930 for the three months ended September 30, 2021. The increase is primarily due to increased officer compensation in the current period.

Results of Operations for the Nine Months Ended September 30, 2021 Compared to the Period From March 18, 2020 (Inception) to September 30, 2020

 Revenues

The Company recognized revenue of $6,196 during the nine months ended September 30, 2021 compared to $2,771 during the period from March 18, 2020 (inception) through September 30, 2020, due to higher production in the current period due to a full nine months of operations, and higher oil prices compared to the prior year.

Oil & Gas Production Expenses

Total oil and gas production expenses were $20,196 for the nine months ended September 30, 2021 as compared to $50,849 for the period from March 18, 2020 (inception) through September 30, 2020. The decrease in the current period was due to lower costs associated with initial acquisition and development of the properties which began in 2020.

Selling, General and Administrative Expenses

Total selling, general and administrative expenses were $159,841 for the nine months ended September 30, 2021 as compared to $11,706 for the period from March 18, 2020 (inception) through September 30, 2020. The increase is primarily due to increased officer compensation in the current period, plus increase professional fees associated with the Company increasing its operations and preparing for its initial public offering.

Results of Operations for the Period From March 18, 2020 (Inception) to December 31, 2020

 Revenues

The Company recognized revenue of $5,652 for the period from March 18, 2020 (inception) through December 31, 2020.

Oil & Gas Production Expenses

Total oil and gas production expenses were $58,978 for the period from March 18, 2020 (inception) through December 31, 2020, related to the acquisition and initial development of the Company’s oil and gas leases.

Selling, General and Administrative Expenses

Total selling, general and administrative expenses were $38,097 for the period from March 18, 2020 (inception) through December 31, 2020, primarily due to start-up expenses and professional fees associated with the Company increasing its operations.

Effect of Inflation

Inflation has not had a significant impact on the Company’s operations or cash flows.

Liquidity and Capital Resources

Through September 30, 2021, the Company’s principal sources funds are investments from a single shareholder. The Company would need to raise additional capital in order to meet its business plan. Management intends to secure additional funds using borrowing or the further sale of securities to accredited investors in the future. There is no assurance that we may secure funding, or whether it can do so on terms acceptable to us, or at all, and its liquidity would be severely compromised.

Related Party Balances

As of September 30, 2021, the Company owed $40,000 in accounts payable to its CEO for services rendered, and $50,000 to US Oil & Gas Royalty Trust under the unsecured note payable.

Cash Flow Information

The following summarizes cash flow information for the nine months ended September 30, 2021 compared to the period from March 18, 2020 (inception) through September 30, 2020 and the period from March 18, 2020 (inception) through December 31, 2020.

Cash Flows From Operating Activities

Net cash used in operating activities was approximately $125,055 and $38,744 for the nine months ended September 30, 2021 and the period from March 18, 2020 (inception) through September 30, 2020, respectively, and mainly included property development and maintenance costs, officer compensation, and professional fees to our consultants, attorneys and accountants.

Net cash used in operating activities was approximately $72,824 for the period from March 18, 2020 (inception) through December 31, 2020, and mainly included property development and maintenance costs, officer compensation, and professional fees to our consultants, attorneys and accountants.

Cash Flows From Investing Activities

Net cash used by investing activities was approximately $0 and $20,000 for the nine months ended September 30, 2021 and the period from March 18, 2020 (inception) through September 30, 2020, respectively. The amount used in 2020 was related to the purchase of the environmental bond for the Company’s oil and gas leases in Kentucky.

Net cash used by investing activities was approximately $20,000 for the period from March 18, 2020 (inception) through December 31, 2020, and related to the purchase of the environmental bond for the Company’s oil and gas leases in Kentucky

Cash Flows From Financing Activities

Net cash provided by financing activities was $125,000 for the nine months ended September 30, 2021 related to the sale of common stock for $75,000 in proceeds and $50,000 of proceeds from related party notes payable. During the the period from March 18, 2020 (inception) through September 30, 2020, the Company received $140,000 from common stock sales, and $23,000 in unsecured related party advances that were repaid within the same period. No shares were issued during the period from March 18, 2020 (inception) through September 30, 2020.

Net cash provided by financing activities was $140,000 for the period from March 18, 2020 (inception) through December 31, 2020. The Company received $440,000 from the sale of common stock, distributed $300,000 to the Company’s shareholder as a deemed dividend, received additional contribution from the shareholder of $21,040, and received $23,000 in unsecured related party advances that were repaid within the same period.

Going Concern Consideration

Our independent auditors included an explanatory paragraph in their report on the accompanying financial statements expressing concerns about our ability to continue as a going concern. Our financial statements contain additional note disclosures describing the circumstances that lead to this disclosure by our independent auditors.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Critical Accounting Policies

The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that are believed to be reasonable under the circumstance. Estimates and assumptions about future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as additional information is obtained, as more experience is acquired, as our operating environment changes and as new events occur.

(a) Oil and Gas Properties

The Company utilizes the full-cost method of accounting for petroleum and natural gas properties. Under this method, the Company capitalizes all costs associated with acquisition, exploration and development of oil and natural gas reserves, including leasehold acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling of productive and non-productive wells into the full cost pool. As of December 31, 2020, the Company had no properties with proven reserves. When the Company obtains proven oil and gas reserves, capitalized costs, including estimated future costs to develop the reserves proved and estimated abandonment costs, net of salvage, will be depleted on the units-of-production method using estimates of proved reserves. The costs of unproved properties are not amortized until it is determined whether or not proved reserves can be assigned to the properties. the Company assesses the property at least quarterly to ascertain whether impairment has occurred. In assessing impairment the Company performs a ceiling test calculation and considers factors such as historical experience and other data such as primary lease terms of the property, average holding periods of unproved property, and geographic and geologic data. Acquisition and development costs for unproven reserves are expensed as incurred to oil and gas production costs.

As at September 30, 2021, the Company’s oil and gas leases are unproved and, as such, no depletion expense has been recorded for the periods then ended.

(b) Revenue recognition

The Company recognizes revenue in accordance with the principles of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606. The Company’s revenue is typically generated from contracts to sell natural gas produced from interests in oil and gas properties owned by the Company. The Company typically elects to treat contracts to sell oil and gas production as normal sales, which are then accounted for as contracts with customers. The Company has determined that these contracts represent a single performance obligation which is satisfied when control of the commodity transfers to the customer, typically through the delivery of the specified commodity to a designated delivery point.

Revenue is measured based on consideration specified in the contract with the customer, and excludes any amounts collected on behalf of third parties. The Company recognizes revenue in the amount that reflects the consideration it expects to be entitled to in exchange for transferring control of those goods to the customer at the time of sale. The contract consideration in the Company’s variable price contracts are typically allocated to specific performance obligations in the contract according to the price stated in the contract. Amounts allocated in the Company’s fixed price contracts are based on the standalone selling price of those products in the context of long-term, fixed price contracts, which generally approximates the contract price. Payment is generally received one or two months after the sale has occurred.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses in connection with the issuance and distribution of the securities being registered hereby. All such expenses will be borne by the registrant.

Name of Expense	Amount

Securities and Exchange Commission registration fee	$27.81
Legal, accounting fees and expenses(1)	$20,000
Edgar filing, printing and engraving fees(1)	$3,000
Total	$23,027.81

(1)Estimated.

ITEM 14. Indemnification of Directors and Officers

Our officers and directors are indemnified as provided by the Florida Statutes and by our Bylaws.

Under the Florida Revised Statutes, director immunity from liability to a company or its stockholders for monetary liabilities applies automatically unless it is specifically limited by a company’s Articles of Incorporation. Our Articles of Incorporation do not specifically limit our directors’ immunity. Excepted from that immunity are: (a) a wilful failure to deal fairly with the company or its stockholders in connection with a matter in which the director has a material conflict of interest; (b) a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (c) a transaction from which the director derived an improper personal profit; and (d) wilful misconduct.

Our Bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by FLORIDA law; provided, however, that we may modify the extent of such indemnification by individual contracts with our directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding, or part thereof, initiated by such person unless such indemnification: (a) is expressly required to be made by law, (b) the proceeding was authorized by our Board of Directors, (c) is provided by us, in our sole discretion, pursuant to the powers vested in us under Florida law or (d) is required to be made pursuant to the Bylaws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and control persons pursuant to the foregoing provisions or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, and is, therefore, unenforceable.

ITEM 15. Recent Sales of Unregistered Securities

We issued a total of 492,000 shares to forty-six (46) separate foreign shareholders and one (1) domestic shareholder on pursuant to a private placement of our common stock exempt from registration under Regulation S of the Securities Act of 1933, for total proceeds of approximately $24,600. We issued a total of 45,500,100 shares to our founding shareholder for total proceeds of approximately $515,000. The following table sets forth the Shareholders, Shares Purchased, Purchase Price and the Date Purchased.

Shareholder	Name	Shares Purchased	Price per Share	Purchase Price $	Date Purchased
Kasapidis	Efstathios	20,000	0.05	1,000.00	10/29/2021
Judith	Nemethy	20,000	0.05	1,000.00	10/29/2021
Julius E.	Moritzen	20,000	0.05	1,000.00	10/29/2021
Tafelski	Melanie	4,000	0.05	200.00	10/29/2021
Oehler	Steve	4,000	0.05	200.00	11/15/2021
Bühler	Pierre Christian	20,000	0.05	1,000.00	11/9/2021
Bühler Hablützel-Fartek	Hannelore	20,000	0.05	1,000.00	11/9/2021
Angehrn	Brigitte	20,000	0.05	1,000.00	11/9/2021
Gentina	Fabio	20,000	0.05	1,000.00	10/28/2021
Raffaele	De Sorbo	20,000	0.05	1,000.00	11/9/2021
Burbyka	Nataliya	5,000	0.05	250.00	10/21/2021
Burbyka	Mykhailo	2,000	0.05	100.00	10/21/2021
Burbyka	Yuliia	2,000	0.05	100.00	10/21/2021
Königshofer	Claire	2,000	0.05	100.00	10/21/2021
Streun	Valeria	20,000	0.05	1,000.00	11/9/2021
Streun	Marcel	25,000	0.05	1,250.00	10/20/2021
Gilardoni	Guido	20,000	0.05	1,000.00	11/5/2021
Dicke	Holger	20,000	0.05	1,000.00	10/15/2021
Einicke	Raoul	20,000	0.05	1,000.00	10/25/2021
Einicke	Yesn	20,000	0.05	1,000.00	10/20/2021
Einicke	Verena	20,000	0.05	1,000.00	10/25/2021
Poss	Patricia	2,000	0.05	100.00	11/9/2021
Bauer	Theresa	2,000	0.05	100.00	11/3/2021
Bauer	Thomas	2,000	0.05	100.00	10/20/2021
Lajos	Balog	2,000	0.05	100.00	11/2/2021
Kaufmann	Damon	2,000	0.05	100.00	11/2/2021
Weyh	Lucy	2,000	0.05	100.00	11/2/2021
Haas	Joachim	2,000	0.05	100.00	10/18/2021
Haas	Rebekka	2,000	0.05	100.00	10/18/2021
Dirschnabel	Anette	2,000	0.05	100.00	10/19/0202
Klees	Andreas	20,000	0.05	1,000.00	10/19/2021
Haas	Armin	20,000	0.05	1,000.00	10/20/2021
Harpazo Family LLC		20,000	0.05	1,000.00	10/14/2021
Weber	Achim	2,000	0.05	100.00	10/14/2021
Gabriel	Stephan	20,000	0.05	1,000.00	10/19/2021
Taller	Christian	20,000	0.05	1,000.00	10/19/2021
Höder	Thomas	2,000	0.05	100.00	10/26/2021
Taller	Jonas	2,000	0.05	100.00	10/19/2021
Einicke	Yesna	2,000	0.05	100.00	10/25/2021
Müller	Alex	2,000	0.05	100.00	10/25/2021
Eleftherios GmbH		2,000	0.05	100.00	10/25/2021
Isarwinkel Bauservice GmbH		2,000	0.05	100.00	10/26/2021
Isarwinkel Vermoegens- und Verwaltungsgesellschaft mbH		2,000	0.05	100.00	10/26/2021
WSH Bielefeld KG		2,000	0.05	100.00	10/26/2021

Nietzschestrasse Immobilienprojekt GmbH		2,000	0.05	100.00	10/26/2021
Meincken	Ralph	10,000	0.05	500.00	11/17/2021
Calligaro	Gabriele	20,000	0.05	1,000.00	11/12/2021
Nowea Energy Inc.		44,000,000	0.01	440,000.00	12/31/2020
Nowea Energy Inc.		1,500,000	0.05	75,000	12/31/2020
Nowea Energy Inc.		100	Services	Services	03/18/2020
Total 48 shareholders		45,992,100		539,600.00

ITEM 16. Exhibits and Financial Statement Schedules

(a)	Exhibits:

The following exhibits are filed as part of this registration statement:

Exhibit	Description

3.1	Articles of Incorporation of Registrant.

3.2	Bylaws of Registrant.

10.1	Devries Lease Assignment

10.2	Hardcastle Lease Assignment

10.3	Whittaker Lease Assignment

10.4	Ennis Lease Assignment

10.5	Kovausey Lease Assignment

10.6	Madison Lease Assignment

5.1	Legal Opinion and consent of Easler Law PLLC

Undertakings

The undersigned Registrant hereby undertakes:

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b)

To reflect in the prospectus any facts or events arising after the effective date of this registration statement, or most recent post-effective amendment, which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

(c)

To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the Offering of such securities at that time shall be deemed to be the initial bona fide Offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the Offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Melbourne on December 27, 2021.

ENERGIEINVESTING.COM INC.

By: /s/ Joachim Haas

Name: Joachim Haas

Title: President and Director

(Principal executive officer)

By: /s/ James White

Name: James White

Title: Chief Executive Officer and Director

By: /s/ Achim Weber

Name: Achim Weber

Title: Chief Financial Officer

(Principal financial officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Joachim Haas	December 27, 2021
Name: Joachim Haas
President and Director
(Principal executive officer)

/s/ Achim Weber	December 27, 2021
Name: Achim Weber
Chief Financial Officer
(Principal accounting officer)

/s/ James White	December 27, 2021
Name: James White
Chief Executive Officer

ENERGIEINVESTING.COM INC.

Financial Statements

For the Period from March 18, 2020 (Inception) to December 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

EnergieInvesting.com, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of EnergieInvesting.com, Inc. (formerly Nowea, Inc.)  (the “Company”) as of December 31, 2020 and the related statements of operations, stockholders’ deficit, and cash flows for the period from March 18, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and the results of its operations and its cash flows for the  period from March 18, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has recurring losses and generated negative cash flows from operations since inception that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company's auditor since 2021.

Houston, Texas

December 27, 2021

EnergieInvesting.com, Inc.
(formerly Nowea, Inc.)
BALANCE SHEET
(Audited)

December 31, 2020

ASSETS
Current assets:
Cash	$ 47,176
Prepaid expense	8,000
Total current assets	55,176

Environmental bond	20,000

Total assets	$ 75,176

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$ 5,559
Total current liabilities	5,559
Total liabilities	5,559

COMMITMENTS AND CONTINGENCIES

Stockholders' deficit:
Common stock, $0.001 par value, 1,000,000,000 shares authorized, 44,000,100 shares issued and outstanding as of December 31, 2020	44,000
Additional Paid in Capital	117,040
Accumulated deficit	(91,423)
Total stockholders’ deficit	69,617

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$ 75,176

The accompanying notes are an integral part of these financial statements.

EnergieInvesting.com, Inc.
(formerly Nowea, Inc.)
STATEMENT OF OPERATIONS
(Audited)

For the Period from March 18, 2020 (Inception) to December 31, 2020

Revenue	$ 5,652

Expenses
Oil & Gas production costs	58,978
Selling, general and administrative expenses	38,097
Loss from operations	(91,423)

Net loss	$ (91,423)

Net loss per common share – basic and diluted	$ (0.07)

Weighted average common shares outstanding – basic and diluted	1,222,322

The accompanying notes are an integral part of these financial statements.

EnergieInvesting.com, Inc.
(formerly Nowea, Inc.)
STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT
FOR THE PERIOD FROM MARCH 18, 2020 (INCEPTION) TO DECEMBER 31, 2020
(Audited)

	Common stock		Additional
	Number of		paid-in	Accumulated
	Shares	Amount	capital	deficit	Total

Balance at March 18, 2020 (Inception)	-	$ -	$ -	$ -	$ -

Issuance of common stock to founders	100	-	-	-	-
Proceeds from sale of common stock for cash	44,000,000	44,000	396,000	-	440,000
Deemed distribution to shareholders	-	-	(300,000)	-	(300,000)
Contribution of capital from shareholders	-	-	21,040	-	21,040

Net loss	-	-	-	(91,423)	(91,423)

Balance at December 31, 2020	44,000,100	$ 44,000	$ 117,040	$ (91,423)	$ 69,617

The accompanying notes are an integral part of these financial statements.

EnergieInvesting.com, Inc.
(formerly Nowea, Inc.)
STATEMENT OF CASH FLOWS
(Audited)
For the Period from March 18, 2020 (Inception) to December 31, 2020
Cash flow from operating activities:
Net loss	$ (91,423)

Changes in operating assets and liabilities:
Prepaid assets	(8,000)
Accounts payable and accrued liabilities	26,599
Net cash provided by (used in) operating activities	(72,824)

Cash flow from investing activities:
Purchase of other assets	(20,000)
Net cash used by investing activities	(20,000)

Cash flow from financing activities:
Proceeds from equity issuance	440,000
Deemed distribution to shareholder	(300,000)
Proceeds from related party notes payable	23,000
Repayment of related party notes payable	(23,000)
Net cash provided by financing activities	140,000

NET CHANGE IN CASH	47,176
CASH AT BEGINNING OF PERIOD	-
CASH AT END OF PERIOD	$ 47,176

Supplemental disclosure of cash flow information:
Cash paid for interest	$ -
Cash paid for income taxes	$ -

Non-cash transactions
Expenses paid by related party	$ 21,040

The accompanying notes are an integral part of these financial statements.

EnergieInvesting.com, Inc.

(formerly Nowea, Inc.)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION, NATURE OF OPERATIONS AND GOING CONCERN

Organization and Nature of Operations

Energieinvesting.com, Inc. (“the Company” or “EnergieInvesting.com”) was formed on March 18, 2020 as a Florida Corporation, under the name Nowea, Inc. The Company was renamed Energieinvesting.com on October 1, 2020.  The Company acquires and develops oil and gas properties in the State of Kentucky.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has recurring losses and generated negative cash flows from operations since inception. Due to these conditions, it raised substantial doubt about its ability to continue as a going concern. Management intends to finance operating costs over the next twelve months with loans or the sale of equity. The consolidated financial statements do not include any adjustments that may result should the Company be unable to continue as a going concern.

Impact of COVID-19

The outbreak of the 2019 novel coronavirus disease (“COVID-19”), which was declared a global pandemic by the World Health Organization on March 11, 2020, and the related responses by public health and governmental authorities to contain and combat its outbreak and spread, has severely impacted the U.S. and world economies. Economic recessions, including those brought on by the COVID-19 outbreak may have a negative effect on the demand for the Company’s products and the Company’s operating results. The range of possible impacts on the Company’s business from the coronavirus pandemic could include: (i) changing demand for the Company’s products; and (ii) potential disruption to the Company’s supply chain and distribution network.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of the consolidated financial statements are as follows:

Basis of Accounting

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of consolidated financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses in the reporting period. The Company regularly evaluates estimates and assumptions related to useful life and recoverability of long-lived assets, stock-based compensation expense, deferred income tax asset valuations and loss contingencies. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with ASC 260, Earnings per Share which requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including convertible debt, stock options, and warrants, using the treasury stock method, and convertible securities, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. As of December 31, 2020, there were no dilutive instruments outstanding.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, and short-term notes payable with related parties. The Company believes that the recorded values of all of the other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Revenue Recognition

The Company recognizes revenue in accordance with the principles of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606. The Company’s revenue is typically generated from contracts to sell natural gas produced from interests in oil and gas properties owned by the Company. The Company typically elects to treat contracts to sell oil and gas production as normal sales, which are then accounted for as contracts with customers. The Company has determined that these contracts represent a single performance obligation which is satisfied when control of the commodity transfers to the customer, typically through the delivery of the specified commodity to a designated delivery point.

Revenue is measured based on consideration specified in the contract with the customer, and excludes any amounts collected on behalf of third parties. The Company recognizes revenue in the amount that reflects the consideration it expects to be entitled to in exchange for transferring control of those goods to the customer at the time of sale. The contract consideration in the Company’s variable price contracts are typically allocated to specific performance obligations in the contract according to the price stated in the contract. Amounts allocated in the Company’s fixed price contracts are based on the standalone selling price of those products in the context of long-term, fixed price contracts, which generally approximates the contract price. Payment is generally received one or two months after the sale has occurred.

Oil and Gas Properties

The Company utilizes the full-cost method of accounting for petroleum and natural gas properties. Under this method, the Company capitalizes all costs associated with acquisition, exploration and development of oil and natural gas reserves, including leasehold acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling of productive and non-productive wells into the full cost pool. As of December 31, 2020, the Company had no properties with proven reserves. When the Company obtains proven oil and gas reserves, capitalized costs, including estimated future costs to develop the reserves proved and estimated abandonment costs, net of salvage, will be depleted on the units-of-production method using estimates of proved reserves. The costs of unproved properties are not amortized until it is determined whether or not proved reserves can be assigned to the properties. the Company assesses the property at least quarterly to ascertain whether impairment has occurred. In assessing impairment the Company performs a ceiling test calculation and considers factors such as historical experience and other data such as primary lease terms of the property, average holding periods of unproved property, and geographic and geologic data. Acquisition and development costs for unproven reserves are expensed as incurred to oil and gas production costs

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. See Note 4.

Asset Retirement Obligations

The Company accounts for asset retirement obligations in accordance with ASC 410-20, Asset Retirement Obligations. ASC 410-20 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs an obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. Asset retirement obligations consists of estimated final well closure and associated ground reclamation costs to be incurred by the Company in the future once the economical life of its oil and gas wells are reached. The estimated fair value of the asset retirement obligation is based on the current cost escalated at an inflation rate and discounted at a credit adjusted risk-free rate. This liability is capitalized as part of the cost of the related asset and amortized over its useful life. The liability accretes until the Company settles the obligation.

Long-lived Assets

In accordance with ASC 360, Property, Plant and Equipment, the carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value.

Concentration of Risk

The Company maintains its cash accounts in a commercial bank located in the United States. At December 31, 2020, the full amount is insured by the Federal Deposit Insurance Corporation.

Income Taxes

Deferred taxes are determined utilizing the "asset and liability" method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, when it's more likely than not that deferred tax assets will not be realized in the foreseeable future. Deferred tax liabilities and assets are classified as current or non-current based on the underlying asset or liability or if not directly related to an asset or liability based on the expected reversal dates of the specific temporary differences.

Fair value

Accounting standards regarding fair value of financial instruments define fair value, establish a three-level hierarchy which prioritizes and defines the types of inputs used to measure fair value, and establish disclosure requirements for assets and liabilities presented at fair value on the consolidated balance sheets. Fair value is the amount that would be received from the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants. A liability is quantified at the price it would take to transfer the liability to a new obligor, not at the amount that would be paid to settle the liability with the creditor.

The three-level hierarchy is as follows:

• Level 1 inputs consist of unadjusted quoted prices for identical instruments in active markets.
• Level 2 inputs consist of quoted prices for similar instruments.
• Level 3 valuations are derived from inputs which are significant and unobservable and have the lowest priority.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The carrying amounts reported in the balance sheet for cash, oil and gas receivables, other receivables, accounts payable and accrued liabilities, due to related party, short-term loans payable, and short-term notes payable approximate their fair market value based on the short-term maturity of these instruments.

Recent Accounting Pronouncements

In December 2019, the Financial Accounting Standard Board (“FASB”) issued ASU No. 2019-12, Income Taxes (Topic 740) (“ASU 2019-12”): Simplifying the Accounting for Income Taxes. The new standard eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences related to changes in ownership of equity method investments and foreign subsidiaries. The guidance also simplifies aspects of accounting for franchise taxes and enacted changes in tax laws or rates, and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. For public business entities, it is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently evaluating the potential impact of this standard on its financial statements.

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that the Company adopts as of the specified effective date. The Company does not believe that the impact of recently issued standards that are not yet effective will have a material impact on the Company’s financial position or results of operations upon adoption.

NOTE 3 – OIL AND GAS PROPERTIES

During the period from March 18, 2020 (inception) through December 31, 2020 the Company acquired oil and gas properties consisting of 17unproven wells across 7 mineral leases all within the state of Kentucky. The Company’s working interest in the various lease ranges from 25% to 100%. The Company performs all maintenance, pumping and related activities on the wells. During the period from March 18, 2020 (inception) through December 31, 2020, the Company capitalized $20,000 of acquisition and development costs related to these leases for the asset retirement bond purchased in the State of Kentucky, which is included in Environmental bond on the Company’s balance sheet. All other costs related to acquisition and development of the properties were expensed as incurred.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the period from March 18, 2020 (inception) through December 31, 2020, the Company received unsecured non-interest bearing advances of $23,000 from its Chief Executive Officer and Director to fund operating expenses. The Company repaid the advances in full by December 31, 2020.

On November 10, 2020, the Company entered into a judgment purchase agreement with U.S. Oil & Gas Royalty Trust, LLC, an entity controlled by the Company’s two directors. The Company agreed to acquire a judgment receivable related to oil and gas interest in Alabama for $450,000. The Company paid a total of $300,000 during the period from March 18, 2020 (inception) through December 31, 2020 related to this agreement. However, the agreement was rescinded due to the receivable not being transferred to the Company. No cash was returned to the Company. Due to the related party nature of the transaction, the $300,000 paid to the related party was accounted for as a deemed dividend transaction on the statement of stockholder’s equity for the period from March 18, 2020 (inception) through December 31, 2020.

In April 2021, U.S. Oil & Gas Royalty Trust, LLC assigned the judgement receivable to the Company in exchange for no consideration. The receivable has a full allowance recognized, based on management’s estimate of the low likelihood of collection.

NOTE 5 – STOCKHOLDERS’ EQUITY

At inception, the Company was authorized to issue up to 100 shares of common stock with a par value of $0.001. In February 2021, The Company increased the authorized common shares to 1,000,000,000.

The Company issued 100 shares on March 18, 2020 to Nowea Energy, Inc., a related party through common directors. During the period ending December 31, 2020, the Company sold 44,000,000 shares of common stock to Nowea Energy, Inc. investor for cash proceeds of $440,000. The shares were issued in 2021 but are reflected as outstanding as of December 31, 2020 due to the administrative delay in issuing the shares.

The Company received a capital contribution from Nowea Energy, Inc. of $21,040 for the period from March 18, 2020 (inception) through December 31, 2020 for expenses paid on the Company’s behalf.

During the period from March 18, 2020 (inception) through December 31, 2020, the Company paid $300,000 to an entity controlled by its two directors, as described in Note 4, which was accounted for as a deemed dividend.

NOTE 6 – INCOME TAXES

The Company is subject to United States federal income taxes at an approximate rate of 21%. The reconciliation of the provision for income taxes at the United States federal statutory rate compared to the Company’s income tax expense as reported is as follows:

Period from March 18, 2020 (inception) through December 31, 2020
Income tax benefit computed at the statutory rate	$ (19,000)
Change in valuation allowance	19,000
Provision for income taxes	$ -

Pursuant to ASC 740, the Company is required to compute tax asset benefits for non-capital losses carried forward. Potential benefit of non-capital losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the losses carried forward in future years.

Significant components of the Company’s deferred tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

Period from March 18, 2020 (inception) through December 31, 2020
Deferred income tax assets
Net losses carried forward	$ 19,000
Valuation allowance	(19,000)

Net deferred income tax asset	$ -

The Company’s tax years from to 2020 onward are currently remain open and subject to examination by federal tax authorities. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carry forwards and other temporary differences will not be realized in the foreseeable future. The valuation allowance reflects the Company’s estimate that the tax assets, more likely than not, will not be realized and consequently have not been recorded in these financial statements. The Company's cumulative net operating loss carry forward of approximately $91,000 that will be carried forward to offset future taxable income.

NOTE 7 – CONTINGENCIES

Various lawsuits, claims and other contingencies arise in the ordinary course of the Company’s business activities.  While the ultimate outcome of the aforementioned contingencies are not determinable at this time, management believes that any liability or loss resulting therefrom will not materially affect the financial position, results of operations or cash flows of the Company.

The Company, as an owner or lessee and operator of oil and gas properties, is subject to various federal, state and local laws and regulations relating to discharge of materials into, and protection of, the environment.  These laws and regulations may, among other things, impose liability on the lessee under an oil and gas lease for the cost of pollution cleanup resulting from operations and subject the lessee to liability for pollution damages.  In some instances, the Company may be directed to suspend or cease operations in the affected area.  The Company maintains insurance coverage that is customary in the industry, although the Company is not fully insured against all environmental risks.

The Company is not aware of any environmental claims existing as of December 31, 2020.  There can be no assurance, however, that current regulatory requirements will not change, or past non-compliance with environmental issues will not be discovered on the Company’s oil and gas properties.

NOTE 8– SUBSEQUENT EVENTS

Subsequent to December 31, 2020, the Company received $75,000 of cash proceeds from Nowea Energy, Inc. in exchange for 1,500,000 shares of common stock. Subsequent to December 31, 2020, the Company sold 492,000 shares of common stock to investors for cash proceeds of $24,600.

In March 2021, the Company filed a lawsuit against certain working interest partners on its various wells in order to obtain their working interests based on the previous owner of the leases overselling working interests to various parties. In July 2021, the Company entered into a settlement with certain of these owners to assign their interests to the Company in exchange for dropping the lawsuit.

In May 2021, Joachim Haas, the chairman of the Board of Directors of the Company assigned to the Company his 10% overriding royalty interest in certain wells in which the Company holds existing royalty and working interests for no consideration.

In July 2021, the Company entered into a note payable with U.S Oil & Gas Royalty Trust whereby the Company received $50,000 of cash proceeds. The note is due on demand and bears interest at 7.5% per annum beginning September 1, 2021.

ENERGIEINVESTING.COM INC.

Financial Statements

For the Nine Months Ended September 30, 2021

(unaudited)

EnergieInvesting.com, Inc.
(formerly Nowea, Inc.)
BALANCE SHEETS
(Unaudited)

	September 30, 2021	December 31, 2020

ASSETS
Current assets:
Cash	$ 47,121	$ 47,176
Prepaid expense	-	8,000
Total current assets	47,121	55,176

Environmental bond	20,000	20,000

Total assets	$ 67,121	$ 75,176

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$ 6,658	$ 5,559
Accounts payable - related party	40,000	$ -
Notes payable – related party	50,000	-
Total current liabilities	96,658	5,559
Total liabilities	96,658	5,559

COMMITMENTS AND CONTINGENCIES

Stockholders' equity:
Common stock, $0.001 par value, 1,000,000,000 shares authorized, 45,500,100 and 44,000,100 shares issued and outstanding as of September 30, 2021 and December 31, 2020	45,500	44,000
Additional Paid in Capital	190,540	117,040
Accumulated deficit	(265,577)	(91,423)
Total stockholders’ equity	(29,537)	69,617

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 67,121	$ 75,176

The accompanying notes are an integral part of these unaudited financial statements.

EnergieInvesting.com, Inc.
(formerly Nowea, Inc.)
STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended		Nine Months Ended	Period from March 18, 2020 (Inception) to
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Revenue	$ 1,736	$ 2,771	$ 6,196	$ 2,771

Expenses
Oil & Gas production costs	11,271	32,493	20,196	50,849
Selling, general and administrative expenses	47,800	5,930	159,841	11,706
Loss from operations	(57,335)	(35,652)	(173,841)	(59,784)

Interest expense	(313)	-	(313)	-

Net loss	$ (57,648)	$ (35,652)	$ (174,154)	$ (59,784)

Net loss per common share – basic and diluted	$ (0.00)	$ (356.52)	$ (0.00)	$ (597.84)

Weighted average common shares outstanding – basic and diluted	45,500,100	100	44,605,363	100

The accompanying notes are an integral part of these unaudited financial statements.

F-8

EnergieInvesting.com, Inc.
(formerly Nowea, Inc.)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND THE PERIOD FROM MARCH 18, 2020 (INCEPTION) TO SEPTEMBER 30, 2020
(Unaudited)

	Common stock		Additional
	Number of		paid-in	Accumulated
	Shares	Amount	capital	deficit	Total

Balance at March 18, 2020 (Inception)	-	$ -	$ -	$ -	$ -

Issuance of common stock to founders	100	-	-	-	-

Net loss	-	-	-	-	-

Balance at March 31, 2020	100	$ -	$ -	$ -	$ -

Capital contribution for cash proceeds	-	-	26,000	-	26,000

Capital contribution for expenses paid	-	-	21,040	-	21,040

Net loss	-	-	-	(24,132)	(24,132)

Balance at June 30, 2020	100	$ -	$ 47,040	$ (24,132)	$ 22,908

Capital contribution for cash proceeds	-	-	114,000	-	114,000

Net loss	-	-	-	(35,652)	(35,652)

Balance at September 30, 2020	100	$ -	$ 161,040	$ (59,784)	$ 101,256

Balance at December 31, 2020	44,000,100	$ 44,000	$117,040.00	$ (91,423)	$ 69,617

Proceeds from sale of common stock for cash	1,500,000	1,500	73,500	-	75,000

Net loss	-	-	-	(49,075)	(49,075)

Balance at March 31, 2021	45,500,100	$ 45,500	$ 190,540	$ (140,498)	$ 95,542

Net loss	-	-	-	(67,431)	(67,431)

Balance at June 30, 2021	45,500,100	$ 45,500	$ 190,540	$ (207,929)	$ 28,111

Net loss	-	-	-	(57,648)	(57,648)

Balance at September 30, 2021	45,500,100	$ 45,500	$ 190,540	$ (265,577)	$ (29,537)

The accompanying notes are an integral part of these unaudited financial statements.

EnergieInvesting.com, Inc.
(formerly Nowea, Inc.)
STATEMENTS OF CASH FLOWS
(Unaudited)
	Nine Months Ended	Period from March 18, 2020 (Inception) to
	September 30, 2021	September 30, 2020
Cash flow from operating activities:
Net loss	$ (174,154)	$ (59,784)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Prepaid assets	8,000	-
Accounts payable and accrued liabilities	1,099	21,040
Accounts payable, related party	40,000	-
Net cash provided by (used in) operating activities	(125,055)	(38,744)

Cash flow from investing activities:
Purchase of other assets	-	(20,000)
Net cash used by investing activities	-	(20,000)

Cash flow from financing activities:
Proceeds from equity issuance and capital contributions for cash proceeds	75,000	140,000
Proceeds from related party notes payable	50,000	23,000
Repayment of related party notes payable	-	(23,000)
Net cash provided by financing activities	125,000	140,000

NET CHANGE IN CASH	(55)	81,256
CASH AT BEGINNING OF PERIOD	47,176	-
CASH AT END OF PERIOD	$ 47,121	$ 81,256

Supplemental disclosure of cash flow information:
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

Non-cash transactions
Expenses paid by related party	$ -	$ 21,040

The accompanying notes are an integral part of these unaudited financial statements.

 EnergieInvesting.com, Inc.

(formerly Nowea, Inc.)

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 – ORGANIZATION, NATURE OF OPERATIONS AND GOING CONCERN

Organization and Nature of Operations

Energieinvesting.com, Inc. (“the Company” or “EnergieInvesting.com”) was formed on March 18, 2020 as a Florida Corporation, under the name Nowea, Inc. The Company was renamed Energieinvesting.com on October 1, 2020.  The Company acquires and develops oil and gas properties in the State of Kentucky.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has recurring losses and generated negative cash flows from operations since inception. Due to these conditions, it raised substantial doubt about its ability to continue as a going concern. Management intends to finance operating costs over the next twelve months with loans or the sale of equity. The consolidated financial statements do not include any adjustments that may result should the Company be unable to continue as a going concern.

Impact of COVID-19

The outbreak of the 2019 novel coronavirus disease (“COVID-19”), which was declared a global pandemic by the World Health Organization on March 11, 2020, and the related responses by public health and governmental authorities to contain and combat its outbreak and spread, has severely impacted the U.S. and world economies. Economic recessions, including those brought on by the COVID-19 outbreak may have a negative effect on the demand for the Company’s products and the Company’s operating results. The range of possible impacts on the Company’s business from the coronavirus pandemic could include: (i) changing demand for the Company’s products; and (ii) potential disruption to the Company’s supply chain and distribution network.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of the consolidated financial statements are as follows:

Basis of Accounting

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of consolidated financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses in the reporting period. The Company regularly evaluates estimates and assumptions related to useful life and recoverability of long-lived assets, stock-based compensation expense, deferred income tax asset valuations and loss contingencies. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with ASC 260, Earnings per Share which requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including convertible debt, stock options, and warrants, using the treasury stock method, and convertible securities, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. As of September 30, 2021, there were no dilutive instruments outstanding.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, and short-term notes payable with related parties. The Company believes that the recorded values of all of the other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Revenue Recognition

The Company recognizes revenue in accordance with the principles of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606. The Company’s revenue is typically generated from contracts to sell natural gas produced from interests in oil and gas properties owned by the Company. The Company typically elects to treat contracts to sell oil and gas production as normal sales, which are then accounted for as contracts with customers. The Company has determined that these contracts represent a single performance obligation which is satisfied when control of the commodity transfers to the customer, typically through the delivery of the specified commodity to a designated delivery point.

Revenue is measured based on consideration specified in the contract with the customer, and excludes any amounts collected on behalf of third parties. The Company recognizes revenue in the amount that reflects the consideration it expects to be entitled to in exchange for transferring control of those goods to the customer at the time of sale. The contract consideration in the Company’s variable price contracts are typically allocated to specific performance obligations in the contract according to the price stated in the contract. Amounts allocated in the Company’s fixed price contracts are based on the standalone selling price of those products in the context of long-term, fixed price contracts, which generally approximates the contract price. Payment is generally received one or two months after the sale has occurred.

Oil and Gas Properties

The Company utilizes the full-cost method of accounting for petroleum and natural gas properties. Under this method, the Company capitalizes all costs associated with acquisition, exploration and development of oil and natural gas reserves, including leasehold acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling of productive and non-productive wells into the full cost pool. As of September 30, 2021, the Company had no properties with proven reserves. When the Company obtains proven oil and gas reserves, capitalized costs, including estimated future costs to develop the reserves proved and estimated abandonment costs, net of salvage, will be depleted on the units-of-production method using estimates of proved reserves. The costs of unproved properties are not amortized until it is determined whether or not proved reserves can be assigned to the properties. The Company assesses the property at least quarterly to ascertain whether impairment has occurred. In assessing impairment, the Company performs a ceiling test calculation and considers factors such as historical experience and other data such as primary lease terms of the property, average holding periods of unproved property, and geographic and geologic data. Acquisition and development costs for unproven reserves are expensed as incurred to oil and gas production costs. Acquisition and development costs for unproven reserves are expensed as incurred to oil and gas production costs

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. See Note 4.

Long-lived Assets

In accordance with ASC 360, Property, Plant and Equipment, the carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value.

Fair value

Accounting standards regarding fair value of financial instruments define fair value, establish a three-level hierarchy which prioritizes and defines the types of inputs used to measure fair value, and establish disclosure requirements for assets and liabilities presented at fair value on the consolidated balance sheets. Fair value is the amount that would be received from the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants. A liability is quantified at the price it would take to transfer the liability to a new obligor, not at the amount that would be paid to settle the liability with the creditor.

The three-level hierarchy is as follows:

• Level 1 inputs consist of unadjusted quoted prices for identical instruments in active markets.
• Level 2 inputs consist of quoted prices for similar instruments.
• Level 3 valuations are derived from inputs which are significant and unobservable and have the lowest priority.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The carrying amounts reported in the balance sheet for cash, oil and gas receivables, other receivables, accounts payable and accrued liabilities, due to related party, short-term loans payable, and short-term notes payable approximate their fair market value based on the short-term maturity of these instruments.

Recent Accounting Pronouncements

In December 2019, the Financial Accounting Standard Board (“FASB”) issued ASU No. 2019-12, Income Taxes (Topic 740) (“ASU 2019-12”): Simplifying the Accounting for Income Taxes. The new standard eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences related to changes in ownership of equity method investments and foreign subsidiaries. The guidance also simplifies aspects of accounting for franchise taxes and enacted changes in tax laws or rates, and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. For public business entities, it is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company adopted this standard with no material impact to the results of operations or financial position.

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that the Company adopts as of the specified effective date. The Company does not believe that the impact of recently issued standards that are not yet effective will have a material impact on the Company’s financial position or results of operations upon adoption.

NOTE 3 – OIL AND GAS PROPERTIES

During the period from March 18, 2020 (inception) through December 31, 2020 the Company acquired oil and gas properties consisting of 17 proved wells across 7 mineral leases all within the state of Kentucky. The Company’s working interest in the various lease ranges from 25% to 100%. The Company performs all maintenance, pumping and related activities on the wells. As of September 30, 2021 and December 31, 2020, the Company had capitalized $20,000 of acquisition and development costs for these leases, related to the asset retirement bond purchased in the State of Kentucky, which is included in Environmental bond on the Company’s balance sheet. All other costs related to acquisition and development of the properties were expensed as incurred.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2020, Nowea Energy Inc, the Company’s sole shareholder, paid expenses of $21,040 on the Company’s behalf that were recorded as a capital contribution.

During the nine months ended September 30, 2020, the Company received unsecured non-interest bearing advances of $23,000 from its Chief Executive Officer and Director to fund operating expenses. The Company repaid the advances in full by September 30, 2020.

On November 10, 2020, the Company entered into a judgment purchase agreement with U.S. Oil & Gas Royalty Trust, LLC, an entity controlled by the Company’s two directors. The Company agreed to acquire a judgment receivable related to oil and gas interest in Alabama for $450,000. The Company paid a total of $300,000 during the period from March 18, 2020 (inception) through December 31, 2020 related to this agreement. However, the agreement was rescinded due to the receivable not being transferred to the Company. No cash was returned to the Company. Due to the related party nature of the transaction, the $300,000 paid to the related party was accounted for as a deemed dividend transaction on the statement of stockholder’s equity for the period from March 18, 2020 (inception) through December 31, 2020.

In April 2021, U.S. Oil & Gas Royalty Trust, LLC assigned the judgement receivable to the Company in exchange for no consideration. The receivable has a full allowance recognized, based on management’s estimate of the low likelihood of collection.

In May 2021, Joachim Haas, the chairman of the Board of Directors of the Company, assigned to the Company his 10% overriding royalty interest in certain wells in which the Company holds existing royalty and working interests for no consideration.

During the three and nine months ended September 30, 2021, the Company incurred consulting fees from the Company’s CEO of $30,000 and $60,000, respectively. As of September 30, 2021, the Company owed $40,000 to the CEO. The Company paid $30,000 of gross wages to the CEO during the three months ended March 31, 2021.

Note 5 – NOTES PAYABLE – RELATED PARTY

In July 2021, the Company entered into a note payable with U.S Oil & Gas Royalty Trust whereby the Company received $50,000 of cash proceeds. The note is due on demand and bears interest at 7.5% per annum beginning September 1, 2021. The accrued interest was $313 as of September 30, 2021.

NOTE 6 – STOCKHOLDERS’ EQUITY

At inception, the Company was authorized to issue up to 100 shares of common stock with a par value of $0.001. In February 2021, The Company increased the authorized common shares to 1,000,000,000.

During the nine months ended September 30, 2021, the Company sold 1,500,000 shares of common stock to Nowea Energy, Inc. for cash proceeds of $75,000.

NOTE 7 – CONTINGENCIES

Various lawsuits, claims and other contingencies arise in the ordinary course of the Company’s business activities.  While the ultimate outcome of the aforementioned contingencies are not determinable at this time, management believes that any liability or loss resulting therefrom will not materially affect the financial position, results of operations or cash flows of the Company.

In March 2021, the Company filed a lawsuit against certain working interest partners on its various wells in order to obtain their working interests based on the previous owner of the leases overselling working interests to various parties. In July 2021, the Company entered into a settlement with certain of these owners to assign their interests to the Company in exchange for dropping the lawsuit, and has paid a total of $7,500 to acquire their working interests in settlement of the suit related to their claims, reflected as production costs on the statements of operations.

The Company, as an owner or lessee and operator of oil and gas properties, is subject to various federal, state and local laws and regulations relating to discharge of materials into, and protection of, the environment.  These laws and regulations may, among other things, impose liability on the lessee under an oil and gas lease for the cost of pollution cleanup resulting from operations and subject the lessee to liability for pollution damages.  In some instances, the Company may be directed to suspend or cease operations in the affected area.  The Company maintains insurance coverage that is customary in the industry, although the Company is not fully insured against all environmental risks.

The Company is not aware of any environmental claims existing as of September 30, 2021.  There can be no assurance, however, that current regulatory requirements will not change, or past non-compliance with environmental issues will not be discovered on the Company’s oil and gas properties.

NOTE 8– SUBSEQUENT EVENTS

Subsequent to September 30, 2021, the Company sold 492,000 shares of common stock to investors for cash proceeds of $24,600.